UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2016
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

São Paulo, November 10, 2016 – CPFL Energia S.A. (BM&FBOVESPA: CPFE3 and NYSE: CPL), announces its 3Q16 results. The financial and operational information herein, unless otherwise indicated, is presented on a consolidated basis and is in accordance with the applicable legislation. Comparisons are relative to 3Q15, unless otherwise stated.

CPFL ENERGIA ANNOUNCES ITS 3Q16 RESULTS

Indicators (R$ Million)	3Q16	3Q15	Var.	9M16	9M15	Var.
Sales within the Concession Area - GWh	13,454	13,749	-2.1%	41,504	43,054	-3.6%
Captive Market	9,549	9,877	-3.3%	30,239	31,108	-2.8%
Free Client	3,905	3,872	0.8%	11,264	11,946	-5.7%
Gross Operating Revenue(1)	7,006	8,393	-16.5%	21,175	24,566	-13.8%
Net Operating Revenue(1)	4,412	4,715	-6.4%	12,586	14,652	-14.1%
EBITDA (IFRS)(2)	1,075	1,080	-0.5%	2,924	2,745	6.5%
Adjusted EBITDA(3)	985	965	2.0%	2,835	2,801	1.2%
Net Income (IFRS)	269	280	-3.9%	742	513	44.7%
Adjusted Net Income(4)	235	312	-24.8%	763	783	-2.5%
Investments(5)	649	223	191.3%	1,615	962	67.9%

Notes:

(1)   Disregard construction revenues;

(2)   EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result, depreciation/amortization, as CVM Instruction no. 527/12;

(3)   Adjusted EBITDA considers CPFL Energia stake in each of the generation assets and excludes the non-recurring effects and the exchange variation in Itaipu invoices;

(4)   Adjusted Net Income considers CPFL Energia stake in each of the generation assets and excludes the non-recurring effects;

(5)   Includes investment related to the construction of transmission lines of CPFL Transmissão  Piracicaba and Morro Agudo and, according to the requirements of IFRIC 12, it was recorded as “Financial Asset of Concession” (in non-current assets).

3Q16 HIGHLIGHTS

•     Reduction in the load in the concession area (-2.3%);

•     Contracted demand is being preserved: +0.6% Off Peak and +1.3% Peak (Sep-16 x Sep-15);

•     Reduction of 5.6% in adjusted Net Revenue and increase of 2.0% in adjusted EBITDA;

•     Tariff adjustment of CPFL Piratininga, in Oct-16, with an average effect of -24.18% to be perceived by consumers; the impact of the increase of parcel B was of +9.60%;

•     CVA balance: transition from a sectoral financial asset of R$ 170 million in Jun-16 to a sectoral financial liability of R$ 388 million in Sep-16;

•     Investments of R$ 649 million;

•     Net debt of R$ 11.4 billion and leverage of 3.07x Net Debt/EBITDA;

•     Commercial start-up of 83 generation units in Campo dos Ventos and São Benedito wind complexes (174.3 MW) until Nov-16;

•     Beginning of CPFL’s management in RGE Sul, considering the completion of the acquisition of the distribution company on Oct 31st;

•     CPFL Energia’s sale to State Grid: announcement of the sale decision of Previ and Bonaire stakes (following Camargo Corrêa) – transaction pending the ANEEL approval;

•     PM 735 was approved by the Lower and Upper Houses and is awaiting presidential approval.

3Q16 Results | November 10, 2016

INDEX

1) MESSAGE FROM THE CEO

2) ENERGY SALES

2.1) Sales within the Distributors’ Concession Area

2.1.1) Sales by segment – Concession Area

2.1.2) Sales to the Captive Market

2.1.3) Free Clients

2.2) Contracted Demand in % (high voltage)

2.3) Generation Installed Capacity

3) INFORMATION ON INTEREST IN COMPANIES AND CRITERIA OF FINANCIAL STATEMENTS CONSOLIDATION

3.1) Consolidation of CPFL Renováveis Financial Statements

3.2) Presentation of adjusted figures

4) ECONOMIC-FINANCIAL PERFORMANCE

4.1) Sectoral Financial Assets and Liabilities

4.2) Operating Revenue

4.3) Cost of Electric Energy

4.4) Operating Costs and Expenses

4.5) EBITDA

4.6) Financial Result

4.7) Net Income

5) DEBT

5.1) Debt (IFRS)

5.2) Debt (Pro forma)

5.2.1) Debt Evolution in Pro forma criteria (R$ Billion)

5.2.2) Debt Amortization Schedule in Pro forma Criteria

5.2.3) Indexation and Debt Cost in Pro forma criteria

5.3) Net Debt in Covenant Criteria and Leverage

5.4) Ratings

6) INVESTMENTS

6.1)  Capital Expenditures

6.2)  Projected Capital Expenditures

7) STOCK MARKETS

7.1) Stock Performance

7.2) Daily Average Volume

8) CORPORATE GOVERNANCE

9) CURRENT SHAREHOLDERS STRUCTURE – 09/30/2016

9.1) State Grid Transaction

9.2) RGE Sul

10) PERFORMANCE OF THE BUSINESS SEGMENTS

10.1) Distribution Segment

10.1.1) Economic-Financial Performance

10.1.1.1) Sectoral Financial Assets and Liabilities

10.1.1.2) Operating Revenue

10.1.1.3) Cost of Electric Power

10.1.1.4) Operating Costs and Expenses

10.1.1.5) EBITDA

10.1.1.6) Financial Result

10.1.1.7) Net Income

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3Q16 Results | November 10, 2016

10.1.2) Annual Tariff Adjustment

10.1.3) Periodic Tariff Review

10.1.4) 4th Periodical Tariff Review Cycle

10.1.5) Operating Performance of Distribution

10.1.5.1) SAIDI and SAIFI

10.1.5.2) Losses

10.2) Commercialization and Services Segments

10.3) Conventional Generation Segment

10.3.1) Economic-Financial Performance

10.4) CPFL Renováveis

10.4.1) Economic-Financial Performance

10.4.2) Status of Generation Projects – 100% Participation

11) ATTACHMENTS

11.1) Statement of Assets – CPFL Energia

11.2) Statement of Liabilities – CPFL Energia

11.3) Income Statement – CPFL Energia (IFRS)

11.4) Income Statement – CPFL Energia (Adjusted)

11.5) Cash Flow – CPFL Energia

11.6) Income Statement – Conventional Generation Segment (IFRS)

11.7) Income Statement – Conventional Generation Segment (Adjusted)

11.8) Income Statement – CPFL Renováveis (IFRS)

11.9) Income Statement – CPFL Renováveis (Adjusted)

11.10) Income Statement – Distribution Segment (IFRS)

11.11) Income Statement – Distribution Segment (Adjusted)

11.12) Economic-Financial Performance – Distributors

11.13) Sales within the Concession Area by Distributor (In GWh)

11.14) Sales to the Captive Market by Distributor (in GWh)

Página 3 de 73

3Q16 Results | November 10, 2016
1) MESSAGE FROM THE CEO

Results in the third quarter of 2016 reflected a combination of Brazil’s macroeconomic scenario and CPFL Group’s growth strategy. The distribution segment continued to suffer from the economic recession, with the power volume contracting 2.3% in the concession area. The positive highlight for distribution was the slight increase in demand from high-voltage clients (0.6% during off-peak and 1.3% during peak), guaranteeing disco’s remuneration by these clients.

On the other hand, results were supported by performance of the renewable energy segment, where cash generation is mostly concentrated in the second half of the year, as well as by the startup of SHP Mata Velha, in May 2016 and the ramp-up of the wind power complexes of Campo dos Ventos and São Benedito over the year. Reported EBITDA was R$ 985 million (+2.0%) in the quarter, while leverage – measured by the ratio of net debt to EBITDA – stood at an adequate 3.07 at the end of the quarter.

On October 31, we concluded the acquisition of AES Sul, which is now called RGE Sul. With the transaction, CPFL Energia increased its scale and footprint in the state of Rio Grande do Sul, serving 382 cities, for market share of 65% in the state. As part of this process, AES Sul debt was fully amortized, and new debentures were issued in the aggregate principal of R$ 1.1 billion and at a cost of 114.5% of the CDI overnight rate. CPFL took charge of the company’s management on November 1, and its plans include investments of around R$ 1.0 billion over the next 3 years, aiming to increase service quality and comply with the improvement plan set by ANEEL.

In relation to the process of sale of CPFL Energia controlling interest, the final share purchase agreement (SPA) between State Grid and Camargo Corrêa was entered into on September 2. In accordance with the Company’s Shareholders' Agreement, the proposal was extended to other controlling shareholders of the company, which decided, over the course of September, to join Camargo Corrêa and sell their interest. The transaction was approved by Brazil's Antitrust Authority (CADE) on September 15 and is now pending approval by ANEEL, a condition precedent in the agreement.

In terms of the industry scenario, MP 735 was approved by the Senate and awaits presidential sanction. The order proposes important changes to the Brazilian power sector, creating impacts and opportunities for its various business segments. The safety of a solid regulatory framework is essential for the power sector to resume investments and deliver sustainable growth in the long term.

At this time of transition experienced by the Company and the industry, CPFL Energia is advancing in its growth strategy – investments amounted to R$ 649 million in 3Q16 (+191%), in addition to the acquisition of AES Sul. Our plans are based on opportunities to capture efficiency gains and economies of scale, with particular attention to liquidity and financial discipline when making any decision.

Andre Dorf

CEO of CPFL Energia

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3Q16 Results | November 10, 2016

2) ENERGY SALES

2.1) Sales within the Distributors’ Concession Area

In 3Q16, sales within the concession area, achieved by the distribution segment, totaled 13,454 GWh, a decrease of 2.1%.

Sales within the Concession Area - GWh
	3Q16	3Q15	Var.	9M16	9M15	Var.
Captive Market	9,549	9,877	-3.3%	30,239	31,108	-2.8%
Free Client	3,905	3,872	0.8%	11,264	11,946	-5.7%
Total	13,454	13,749	-2.1%	41,504	43,054	-3.6%

In 3Q16, the captive market sales totaled 9,549 GWh, a decrease of 3.3%. This reduction reflects the adverse macroeconomic scenario, resulting in the fall of consumption, and the strong trend of migration to the free market. Already the amount of energy in GWh, which corresponds to the consumption of free clients in the concession area of group’s distributors, billed through the Use rate of the distribution system (Free Client), reached 3,905 GWh at 3Q16, an increase of 0.8%.

Sales within the Concession Area - GWh
	3Q16	3Q15	Var.	9M16	9M15	Var.	Part.
Residential	3,755	3,761	-0.1%	12,023	12,071	-0.4%	27.9%
Industrial	5,338	5,614	-4.9%	15,807	17,231	-8.3%	39.7%
Commercial	2,171	2,246	-3.3%	7,173	7,367	-2.6%	16.1%
Others	2,189	2,129	2.8%	6,501	6,385	1.8%	16.3%
Total	13,454	13,749	-2.1%	41,504	43,054	-3.6%	100.0%

Note: The tables with sales within the concession area by distributor are attached to this report in item 11.13.

Noteworthy in 3Q16, in the concession area:

•         Residential and commercial segments (27.9% and 16.1% of total sales, respectively): decrease of 0.1% and 3.3%, respectively. Consumption decrease reflects the low economic activity in comparison with the 3T15.

•         Industrial segment (39.7% of total sales): decrease of 4.9%, reflecting the slowdown in economic activity. It is noteworthy that a large customer of the steel business in the area of CPFL Piratininga has reduced consumption by 67.6% in comparison with the 3Q15; this represents 3.5% of the 4.9% reduction. Therefore, CPFL Piratininga recorded a decrease of 13.8% (or 249 GWh) in this segment. CPFL Paulista recorded a decrease of 0.2% (or 5 GWh) and the RGE was up by 1.2% (or 10 GWh)

Página 5 de 73

3Q16 Results | November 10, 2016

2.1.1) Sales by segment – Concession Area

2.1.2) Sales to the Captive Market

Sales to the Captive Market - GWh
	3Q16	3Q15	Var.	9M16	9M15	Var.
Residential	3,755	3,761	-0.1%	12,023	12,071	-0.4%
Industrial	1,738	1,982	-12.3%	5,415	6,082	-11.0%
Commercial	1,922	2,047	-6.1%	6,447	6,701	-3.8%
Others	2,134	2,088	2.2%	6,355	6,254	1.6%
Total	9,549	9,877	-3.3%	30,239	31,108	-2.8%

Note: The tables with captive market sales by distributor are attached to this report in item 11.14.

The decrease in sales on the captive market was influenced mainly by the performance of the industrial and commercial segments, with reduction of 12.3% and 6.1%, respectively, reflecting slower economic activity and migration to the free market, as explained above.

2.1.3) Free Clients

Free client - GWh
	3Q16	3Q15	Var.	9M16	9M15	Var.
Industrial	3,601	3,632	-0.9%	10,392	11,149	-6.8%
Commercial	249	200	24.6%	726	666	8.9%
Others	55	41	35.8%	146	131	11.5%
Total	3,905	3,872	0.8%	11,264	11,946	-5.7%

Página 6 de 73

3Q16 Results | November 10, 2016

Free Client by Distributor - GWh
	3Q16	3Q15	Var.	9M16	9M15	Var.
CPFL Paulista	2,067	1,924	7.4%	5,910	5,902	0.1%
CPFL Piratininga	1,232	1,370	-10.1%	3,652	4,293	-14.9%
RGE	523	478	9.3%	1,455	1,450	0.3%
CPFL Santa Cruz	16	11	41.4%	41	34	19.7%
CPFL Jaguari	24	17	40.5%	76	51	47.0%
CPFL Mococa	7	6	18.9%	21	19	13.3%
CPFL Leste Paulista	14	12	13.8%	42	36	15.6%
CPFL Sul Paulista	22	53	-58.1%	68	161	-58.0%
Total	3,905	3,872	0.8%	11,264	11,946	-5.7%

2.2) Contracted Demand in % (high voltage)

Contracted demand evolution | % compared to previous quarters

2.3) Generation Installed Capacity

In 3Q16, the installed capacity of generation of CPFL Energia, considering the proportional stake in each project, reached 3,192 MW, representing an expansion of 2.0% compared to 3Q15. This increase is due to the commercial start-up of Mata Velha SHPP and 48 wind turbines of Campo do Ventos wind complexes.

Generation Installed Capacity | MW

Note: Take into account CPFL Energia’s 51.61% stake in CPFL Renováveis. Does not consider São Benedito and São Dimas wind complexes, since the farms were not operating with 100% of wind turbines.

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3Q16 Results | November 10, 2016

3) INFORMATION ON INTEREST IN COMPANIES AND CRITERIA OF FINANCIAL STATEMENTS CONSOLIDATION

The interests directly or indirectly held by CPFL Energia in its subsidiaries and jointly-owned entities are described below. Except for: (i) the jointly-owned entities ENERCAN, BAESA, Foz do Chapecó and EPASA, that, as from January 1, 2013 (and for comparative purpose for the balances of 2012) are no longer proportionally consolidated in the Company’s financial statements, being their assets, liabilities and results accounted for using the equity method of accounting, and (ii) the investment in Investco S.A. recorded at cost by the subsidiary Paulista Lajeado, the other units are fully consolidated.

As of September 30, 2016 and 2015, the participation of non-controlling interests stated in the consolidated statements refers to the third-party interests in the subsidiaries CERAN, Paulista Lajeado and CPFL Renováveis. From November 01, 2016 CPFL Energia will the full consolidation of RGE Sul.

Energy distribution	Company Type	Equity Interest	Number of municipalities	Approximate number of consumers (in thousands)	Concession term	End of the concession
Companhia Paulista de Força e Luz ("CPFL Paulista")	Publicly-quoted corporation	Direct 100%	Direta 100%	4.291	30 years	November 2027

Companhia Piratininga de Força e Luz ("CPFL Piratininga")	Publicly-quoted corporation	Direct 100%	Direta 100%	1.689	30 years	October 2028

Rio Grande Energia S.A. ("RGE")	Publicly-quoted corporation	Direct 100%	Direta 100%	1.460	30 years	November 2027

Companhia Luz e Força Santa Cruz ("CPFL Santa Cruz")	Private corporation	Direct 100%	Direta 100%	209	30 years	July 2045

Companhia Leste Paulista de Energia ("CPFL Leste Paulista")	Private corporation	Direct 100%	Direta 100%	58	30 years	July 2045

Companhia Jaguari de Energia ("CPFL Jaguari")	Private corporation	Direct 100%	Direta 100%	40	30 years	July 2045

Companhia Sul Paulista de Energia ("CPFL Sul Paulista")	Private corporation	Direct 100%	Direta 100%	84	30 years	July 2045

Companhia Luz e Força de Mococa ("CPFL Mococa")	Private corporation	Direct 100%	Direta 100%	47	30 years	July 2045

Energy generation (conventional and renewable sources)	Company Type	Equity Interest	Location (State)	Number of plants / type of energy	Installed capacity
					Total	CPFL participation
CPFL Geração de Energia S.A. ("CPFL Geração")	Publicly-quoted corporation	Direct 100%	São Paulo and Goiás	1 Hydroelectric, 4 SHPPs (a) and 1 Thermal	715	715

CERAN - Companhia Energética Rio das Antas ("CERAN")	Private corporation	Indirect 65%	Rio Grande do Sul	3 Hydroelectric	360	234

Foz do Chapecó Energia S.A. ("Foz do Chapecó") (b)	Private corporation	Indirect 51%	Santa Catarina and Rio Grande do Sul	1 Hydroelectric	855	436

Campos Novos Energia S.A. ("ENERCAN")	Private corporation	Indirect 48.72%	Santa Catarina	1 Hydroelectric	880	429

BAESA - Energética Barra Grande S.A. ("BAESA")	Publicly-quoted corporation	Indirect 25.01%	Santa Catarina and Rio Grande do Sul	1 Hydroelectric	690	173

Centrais Elétricas da Paraíba S.A. ("EPASA")	Private corporation	Indirect 53.34%	Paraíba	2 Thermals	342	182

Paulista Lajeado Energia S.A. ("Paulista Lajeado")	Private corporation	Indirect 59.93% (c)	Tocantins	1 Hydroelectric	903	63

CPFL Energias Renováveis S.A. ("CPFL Renováveis")	Publicly-quoted corporation	Indirect 51.61%	See Chapter 11.4.2	See Chapter 11.4.2	See Chapter 10.4.2	See Chapter 10.4.2

CPFL Centrais Geradoras Ltda ("CPFL Centrais Geradoras")	Limited company	Direct 100%	São Paulo	6 MHPPs (d)	4	4

Notes:

(a)     SHPP – Small Hydroelectric Power Plant;

(b)     The joint venture Chapecoense fully consolidates the interim financial statements of its direct subsidiary, Foz de Chapecó;

(c)     Paulista Lajeado has a 7% participation in the installed power of Investco S.A. (5.94% share of its capital);

(d)     MHPP – Micro Hydroelectric Power Plant;

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3Q16 Results | November 10, 2016

Energy commercialization and services	Company Type	Core activity	Equity Interest

CPFL Comercialização Brasil S.A. ("CPFL Brasil")	Private corporation	Energy commercialization	Direct 100%

Clion Assessoria e Comercialização de Energia Elétrica Ltda. ("CPFL Meridional")	Limited company	Commercialization and provision of energy services	Indirect 100%

CPFL Comercialização Cone Sul S.A. ("CPFL Cone Sul")	Private corporation	Energy commercialization	Indirect 100%

CPFL Planalto Ltda. ("CPFL Planalto")	Limited company	Energy commercialization	Direct 100%

CPFL Brasil Varejista S.A. ("CPFL Brasil Varejista")	Private corporation	Energy commercialization	Indirect 100%

CPFL Serviços, Equipamentos, Industria e Comércio S.A. ("CPFL Serviços")	Private corporation	Manufacturing, commercialization, rental and maintenance of electro- mechanical equipment and service provision	Direct 100%

NECT Serviços Administrativos Ltda ("Nect")	Limited company	Provision of administrative services	Direct 100%

CPFL Atende Centro de Contatos e Atendimento Ltda. ("CPFL Atende")	Limited company	Provision of telephone answering services	Direct 100%

CPFL Total Serviços Administrativos Ltda. ("CPFL Total")	Limited company	Billing and collection services	Direct 100%

CPFL Telecom S.A ("CPFL Telecom")	Private corporation	Telecommunication services	Direct 100%

CPFL Transmissão Piracicaba S.A ("CPFL Transmissão Piracicaba")	Private corporation	Electric energy transmission services	Indirect 100%

CPFL Eficiência Energética S.A ("CPFL ESCO")	Private corporation	Management in Energy Efficiency	Direct 100%

CPFL Transmissora Morro Agudo S.A ("CPFL Transmissão Morro Agudo") (e)	Private corporation	Electric energy transmission services	Direct 100%

TI Nect Serviços de Informática Ltda. ("Authi") (f)	Limited company	IT services	Direct 100%

CPFL GD S.A ("CPFL GD") (g)	Private corporation	Electric energy generation services	Indirect 100%

(e)     The incorporation of CPFL Transmissora Morro Agudo S.A., subsidiary of CPFL Geração, was approved in January 2015, with the objective of building and operating electric energy transmission concessions, including construction, implementation, operation and maintenance of transmission facilities of the basic network of the Interlinked National System;

(f)      In September, 2014 the direct subsidiary TI Nect Serviços de Informática Ltda. (“Authi”), was set up with the objective of providing informatics, information technology maintenance, system update, program development and customization and computer and peripheral equipment maintenance services;

(g)     The main objective of CPFL GD S.A., incorporated in August 2015 and fully controlled by CPFL Eficiência Energética S.A., is the provision of general consultancy services in the electric energy market and commercialization of assets related to the electric energy generation plants.

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3Q16 Results | November 10, 2016

Other	Company Type	Core activity	Equity Interest

CPFL Jaguariúna Participações Ltda. ("CPFL Jaguariúna")	Limited company	Venture capital company	Direct 100%

CPFL Jaguari de Geração de Energia Ltda. ("Jaguari Geração")	Limited company	Venture capital company	Direct 100%

Chapecoense Geração S.A. ("Chapecoense")	Private corporation	Venture capital company	Indirect 51%

Sul Geradora Participações S.A. ("Sul Geradora")	Private corporation	Venture capital company	Indirect 99.95%

3.1) Consolidation of CPFL Renováveis Financial Statements

On September 30, 2016, CPFL Energia indirectly held 51.61% of CPFL Renováveis, through its subsidiary CPFL Geração.

CPFL Renováveis has been fully consolidated (100%, line by line), in CPFL Energia’s financial statements since August 1, 2011, and the interest held by the non-controlling shareholders has been mentioned bellow the net income line (in the Financial Statements), as “Non-Controlling Shareholders’ Interest”, and in the Shareholders Equity (in the Balance Sheet) in the line with the same name.

3.2) Presentation of adjusted figures

Since the 1Q14, the presentation of adjusted figures considers equivalent stake in each of the assets in which CPFL Energia has a stake. Therefore, the result of adjusted figures already excludes non-controlling shareholders’ interests.

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3Q16 Results | November 10, 2016

4) ECONOMIC-FINANCIAL PERFORMANCE

Consolidated Income Statement - CPFL ENERGIA (IFRS - R$ Million)
	3Q16	3Q15	Var.	9M16	9M15	Var.
Gross Operating Revenue[2]	7,006	8,393	-16.5%	21,175	24,566	-13.8%
Net Operating Revenue[2]	4,412	4,715	-6.4%	12,586	14,652	-14.1%
Cost of Electric Power	(2,771)	(3,140)	-11.8%	(7,963)	(10,350)	-23.1%
Operating Costs & Expenses	(1,277)	(1,105)	15.6%	(3,654)	(3,404)	7.3%
EBIT	689	722	-4.5%	1,786	1,667	7.2%
EBITDA[3]	1,075	1,080	-0.5%	2,924	2,745	6.5%
Financial Income (Expense)	(371)	(347)	7.2%	(802)	(900)	-10.8%
Income Before Taxes	387	419	-7.7%	1,185	892	32.9%
Net Income	269	280	-3.9%	742	513	44.7%

Consolidated Income Statement - CPFL ENERGIA (Adjusted - R$ Million)[1]
	3Q16	3Q15	Var.	9M16	9M15	Var.
Gross Operating Revenue[2]	6,851	8,179	-16.2%	20,916	24,168	-13.5%
Net Operating Revenue[2]	4,263	4,516	-5.6%	12,337	14,304	-13.8%
Cost of Electric Power	(2,634)	(2,948)	-10.6%	(7,557)	(9,674)	-21.9%
Operating Costs & Expenses	(1,246)	(1,132)	10.1%	(3,582)	(3,439)	4.2%
EBIT	709	689	2.8%	2,015	1,959	2.9%
EBITDA[3]	985	965	2.0%	2,835	2,801	1.2%
Financial Income (Expense)	(341)	(207)	64.2%	(755)	(678)	11.4%
Income Before Taxes	368	482	-23.6%	1,260	1,280	-1.6%
Net Income	235	312	-24.8%	763	783	-2.5%

Notes:

(1)    Adjusted figures take into account CPFL’s equivalent stake in each generation project and disregard non-recurring effects. Details about the adjustments in the Adjusted EBITDA and in the Adjusted Net Income are in items 4.5 and 4.7 of this report;

(2)    Disregard Construction Revenue, in the amount of R$ 325 million in 3Q16, R$ 252 million in 3Q15, R$ 817 million in 9M16 and R$ 768 million in 9M15;

(3)    EBITDA is calculated from the sum of net income, taxes, financial result and depreciation/amortization, according to CVM Instruction no. 527/12.

4.1) Sectoral Financial Assets and Liabilities

On November 25, 2014, through Dispatch no. 4,621, Aneel approved the amendment to concession agreements of distribution companies, in order to include a specific clause guaranteeing that the balance remaining of any insufficient payment or reimbursement of tariff due to termination of the concession, for any reason, will be indemnified.

After this change, the Securities and Exchange Commission of Brazil (CVM) approved, on December 9, 2014, through Resolution no. 732, the recognition of assets and liabilities that were previously called “regulatory assets and liabilities” in the financial statements of distribution companies, which are now called “sectorial financial assets and liabilities”.

In 3Q16, it was accounted the total sectoral financial liabilities in the amount of R$ 558 million, compared to the total sectoral financial assets in the amount of R$ 728 million in 3Q15, a variation of R$ 1,286 million. On September 30, 2016, the balance of these sectoral financial assets and liabilities was negative in R$ 435 million (R$ 388 million, excluding the special obligations recorded as the methodology of the 4th Cycle of Tariff Review), compared to a positive balance of R$ 130 million (R$ 170 million, excluding the special obligations recorded as the methodology of the 4th Cycle of Tariff Review) on June 30, 2016.

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3Q16 Results | November 10, 2016

4.2) Operating Revenue

Disregarding the revenue from the construction of concession infrastructure, gross operating revenue (IFRS) reached R$ 7,006 million in 3Q16, representing a reduction of 16.5% (R$ 1,387 million). The adjusted gross operating revenue was of R$ 6,851 million in 3Q16, a reduction of 16.2% (R$ 1,328 million).

Net operating revenue (IFRS, disregarding the revenue from the construction of concession infrastructure) reached R$ 4,412 million in 3Q16, registering a reduction of 6.4% (R$ 303 million). The adjusted net operating revenue, disregarding the revenue from the construction of concession infrastructure, amounted to R$ 4,263 million in 3Q16, a reduction of 5.6% (R$ 253 million).

The increase in net operating revenue, already considering revenue eliminations, was mainly caused by the following factors:

•      Reduction of revenues in the Distribution segment, in the amount of R$ 416 million (for more details, see item 10.1.1.2);

•      Reduction of revenues in the Conventional Generation segment, in the amount of R$ 20 million;

Partially offset by:

•      Increase of revenues in the Commercialization and Services segment, in the amount of R$ 147 million;

•      Increase of revenues in CPFL Renováveis, in the amount of R$ 36 million.

4.3) Cost of Electric Energy

The cost of electric energy (IFRS), comprising the purchase of electricity for resale and charges for the use of the distribution and transmission system, amounted to R$ 2,771 million in 3Q16, registering a reduction of 11.8% (R$ 370 million). The adjusted cost of electric energy was R$ 2,634 million in 3Q16, a reduction of 10.6% (R$ 313 million).

The factors that explain these variations follow below:

•      The cost of electric power purchased for resale (IFRS) in 2Q16 reached R$ 2,466 million, a reduction of 8.4% (R$ 226 million), mainly due to the following non-recurring events:

✓ GSF (Generation Scale Factor), in the amount of R$ 53 million in 3Q15;

✓ Negative effect of the strategy put in place for the seasonality of physical guarantee, totaling R$ 8 million in 3Q15 (R$ 7 million in the Conventional Generation segment and R$ 1 million in CPFL Renováveis); the total negative effect of the strategy put in place for the seasonality of physical guarantee was of R$ 9 million in 3Q15 (R$ 7 million in the Conventional Generation segment and R$ 2 million in CPFL Renováveis), considering that the difference of R$ 1 million of CPFL Renováveis was considered in the Operating Revenue.

Note: after the GSF renegotiation in 4Q15, the Company has considered the remaining GSF as a recurring effect, and has considered the effects of the strategy put in place for the seasonality of physical guarantee of 2015 as a non-recurring effect, since the effects of seasonality are significantly reduced after the renegotiation of the GSF.

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3Q16 Results | November 10, 2016

GSF and Seasonality Effect (Adjusted - R$ Million)
	3Q16 (*)	2Q16 (*)	1Q16 (*)	2015	4Q15	3Q15	2Q15	1Q15
GSF
Conventional Generation	(3)	(7)	(10)	(320)	(23)	(48)	(122)	(127)
CPFL Renováveis	(2)	(1)	(1)	(54)	(3)	(5)	(18)	(27)
Total	(4)	(8)	(12)	(374)	(26)	(53)	(140)	(154)

Seasonality Effect
Conventional Generation	-	-	-	89	(29)	(7)	60	65
CPFL Renováveis	-	-	-	4	(3)	(2)	3	7
Total	-	-	-	93	(32)	(9)	63	72

Note: (*) As from 2016, both the GSF and the seasonality effect will be treated as recurring items, being part of the business.

In the adjusted figures, that disregard these effects, the cost of electric power purchased for resale in 3Q16 was R$ 2,323 million, representing a reduction of 6.8% (R$ 169 million). The decrease mainly reflects the variations below:

               (i)       Reduction of 41.4% (R$ 326 million) in the cost of energy from Itaipu, due to the reductions of 40.8% in the average purchase price (R$ 180.93/MWh in 3Q16 vs. R$ 305.77/MWh in 3Q15) and of 0.9% (23 GWh) in the volume of purchased energy;

Partially offset by:

              (ii)       Increase of 6.6% (R$ 126 million) in the cost of energy purchased through auction in the regulated environment and bilateral contracts, due to the increase of 33.6% (3,205 GWh) in the volume of purchased energy, partially offset by the reduction of 20.2% in the average purchase price (R$ 158.60/MWh in 3Q16 vs. R$ 198.67/MWh in 3Q15);

             (iii)       Reduction of 7.2% (R$ 18 million) in PIS and COFINS tax credits (cost reducer), generated from the energy purchase;

            (iv)       Increase in the amount of energy purchased in the spot market/PROINFA cost (R$ 13 million), excluding the GSF and the effect of the strategy put in place for the seasonality of physical guarantee (non-recurring effects).

•         Charges for the use of the transmission and distribution system (IFRS) reached R$ 305 million in 3Q16, a reduction of 32.0% (R$ 143 million). In adjusted figures, that take into account the proportionate consolidation of generation assets, sector charges reached R$ 311 million in 3Q16, a reduction of 31.7% (R$ 144 million), due to the following factors:

               (i)       Reduction of 94.2% (R$ 90 million) in the Reserve Energy Charges – EER;

              (ii)       Reduction of 47.5% (R$ 77 million) in the System Service Usage Charges – ESS, due to the spot price (PLD) reduction;

             (iii)       Reduction of 1.1% (R$ 2 million) in the basic network charges;

Partially offset by:

            (iv)       Increase of R$ 10 million in Itaipu transmission charges and charges for connection and usage of the distribution system;

             (v)       Reduction of 34.0% (R$ 15 million) in PIS and COFINS tax credits (cost reducer), generated from the charges.

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3Q16 Results | November 10, 2016

4.4) Operating Costs and Expenses

Operating costs and expenses (IFRS) were R$ 1,277 million in 3Q16, a decrease of 15.6% (R$ 173 million) if compared to 3Q15. Adjusted operating costs and expenses were R$ 1,246 million in 3Q16, an increase of 10.1% (R$ 114 million), if compared to 2Q15, due to the following factors:

(i) Increase of 28.7% (R$ 72 million) in the cost of building the infrastructure of the concession. This item, which reached R$ 324 million in 3Q16, has its counterpart in the “operating revenue”;

(ii) The adjusted PMSO item, that reached R$ 622 million in 3Q16, compared to R$ 588 million in 3Q15, registering an increase of 5.8% (R$ 35 million);

The table below lists the main variation in PMSO:

MANAGERIAL ADJUSTMENTS ON PMSO, FOR COMPARISON PURPOSES (in millions of Reais)
	3Q16	3Q15	Variation
			R$ MM	%
Reported PMSO (IFRS)
Personnel	(261.2)	(237.4)	(23.8)	10.0%
Material	(64.8)	(38.7)	(26.1)	67.4%
Outsourced Services	(156.5)	(142.7)	(13.8)	9.7%
Other Operating Costs/Expenses	(130.6)	(103.6)	(27.0)	26.1%
Allowance for doubtful accounts	(34.2)	(31.6)	(2.5)	8.0%
Legal, judicial and indemnities expenses	(29.3)	(47.6)	18.3	(38.5%)
GSF risk premium	(2.4)	-	(2.4)	-
Others	(6480.1%)	(2437.4%)	(40.4)	165.9%
Reported PMSO (IFRS) - (A)	(613.1)	(522.5)	(90.6)	17.3%
Proportional Consolidation + Regulatory Assets&Liabilities
Personnel	6.8	6.3
Material	(20.2)	(73.8)
Outsourced Services	15.5	11.5
Other Operating Costs/Expenses	(10.8)	(9.1)
Allowance for doubtful accounts	0.0	0.3	(0.3)	-
Legal, judicial and indemnities expenses	(1.1)	1.1	(2.2)	-
GSF risk premium	(4.6)	-	(4.6)	-
Others	(5.1)	(10.5)	4.8	-
Total Proportional Consolidation + Regulatory Assets&Liabilities - (B)	(8.7)	(65.1)	56.4	(86.7%)
Adjusted PMSO
Personnel	(254.4)	(231.1)	(23.3)	10.1%
Material	(85.0)	(112.5)	27.6	(24.5%)
Outsourced Services	(141.1)	(131.2)	(9.9)	7.5%
Other Operating Costs/Expenses	(141.4)	(112.7)	(28.7)	25.4%
Allowance for doubtful accounts	(34.2)	(31.4)	(2.8)	8.8%
Legal, judicial and indemnities expenses	(30.3)	(46.5)	16.2	(34.8%)
GSF risk premium	(9.3)	-	(9.3)	-
Others	(67.6)	(34.8)	(32.7)	93.9%
Total adjusted PMSO - (C) = (A) + (B)	(621.8)	(587.5)	(34.2)	5.8%

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3Q16 Results | November 10, 2016

This variation is mainly explained by the following aspects:

(ii.1) Personnel expenses, which recorded an increase of 10.1% (R$ 23 million), mainly due to:

•         collective bargaining agreement – wages and benefits (R$ 17 million);

•         increase in the Services segment business, due to business expansion of CPFL Serviços, CPFL Atende, Nect and CPFL Eficiência (R$ 9 million);

•         Other effects (R$ 3 million);

            Partially offset by:

•         Reversal provision assumed by the sponsors of the Fundação Cesp,  regarding to INSS tax collection over medical cooperatives (R$ 6 million)

(ii.2) Out-sourced services expenses, which registered an increase of 7.5% (R$ 10 million), mainly due to increase in the expenses in:

•         Distribution Segment (R$ 4 million) - collection actions, maintenance of the power grid, tree pruning, meter reading and others;

•         Increase in CPFL Renováveis (R$ 4 million) – O&M maintenance, software maintenance, environment expenses and legal consulting and;

•         Other effects (R 2 million).

(ii.3) Other operational costs/expenses, that registered an increase of 25.4% (R$ 29 million), mainly due to:

•         INSS expenses recovery that registered on the 3Q15;

•          Hydrologic risk (GSF) premium amortization in the Generation segment business (Conventional/Renewables) (R$ 9 million);

•         Increase of 176.9% in assets write-off (R$ 7 million);

•         Increase of 8.8% in allowance for doubtful accounts (R$ 3 million), due to deterioration of the macroeconomic scenario and tariff adjustments that occurred in 2015;

•         Increase of 13.9% in expenses with collection fees (R$ 2 million);

•         Increase of 21.1% in expenses with leases and rentals (R$ 2 million);

•         Increase of 26.3% in operating fines (DIC, FIC, DMIC and DICRI) in the Distribution segment (R$ 1 million);

•         Others effects (R$ 10 million);

Partially offset by:

•         Decrease of 34.8% of legal and judicial expenses (R$ 16 million).

•         Decrease of 19.0% in CFURH – Financial Compensation for Use of Water (R$ 2 million)

(ii.4) Decrease of 24.5% in Material (R$ 28 million), mainly explained by:

•         In the Conventional Generation segment business, decrease of 71.1% (R$ 55 million), mainly due to oil acquisition by Epasa (Termonordeste TPP and Termoparaíba TPP), that was reduced by R$ 52 million in Conventional Generation. The average Unit Variable Cost (CVU) for this thermal plant decreased from R$ 392.81/MWh to R$ 349.69/MWh and thermal dispatch was  lower in 73% when comparing the same quarters of each year.

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3Q16 Results | November 10, 2016

Partially offset by:

•         Increase of 349,1% in the Services segment business (R$ 23 million); due to CPFL Eficiência leasing, contract business expansion has its counterpart in the “operating revenue”(no impact on the company´s bottom line)

•         Increase of 24.3% in the Distribution Segment (R$ 6 million) mainly due to replacement of the line and grid, machinery and equipment (R$ 4 million) and fleeting maintenance (R$ 2 million)

(iii) Increase of 44.7% in the Private Pension Fund expenses (R$ 7 million), due to actuarial report update.

(iv) Depreciation and Amortization, which represented an increase of 2.3% (R$ 5 million), are mainly explained by (i) the increase in the Distribution segment business (R$ 8 million) in amortization of intangible distribution infrastructure asset, mainly due to additions to the intangible assets base in the period, partially offset  by reduction in the CPFL Renováveis (R$ 1 million); (iii) Conventional Generation (R$ 1 million) and (iv) Commercialization and Services segment (R$ 1 million)

Partially offset by:

(v) Decrease of 10.1 in Intangible of Concession Amortization (R$ 5 million), due to (v.1) decrease in the Intangible of Concession balance accounted in the holding company CPFL Energia, due to the renewal of the concessions of the subsidiaries CPFL Santa Cruz, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Jaguari e CPFL Mococa (R$ 7 million; (v.2) amortization criteria accounting change where as of January 1, 2016, the Company will amortize the intangible assets acquired on a straight-line basis, in all cases (R$ 7 million) and (v.3) decrease in the Conventional Generation segment (R$ 2 million); partially offset by (v.4) increase in the Distribution segment (R$ 1 million) and (v.5) increase in the CPFL Renováveis (R$ 2 milion)

4.5) EBITDA

In 3Q16, IFRS EBITDA reached R$ 1,075 million, registering a reduction of 0.5% (R$ 5 million). Adjusted EBITDA in 3Q16 totaled R$ 985 million, compared to R$ 965 million in 3Q15, an increase of 2.0% (R$ 20 million).

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3Q16 Results | November 10, 2016

EBITDA conciliation - IFRS x Adjusted (R$ million)
	3Q16	3Q15	Var.
EBITDA - IFRS (A)	1,075	1,080	-0.5%
(+) Proportional Consolidation of Generation (B)	(93)	(60)
Conventional Generation	74	84
CPFL Renováveis	(167)	(143)
(+) Itaipu Foreign Exchange Variation (C) (*)	3	(119)
(+) Non-recurring effects (D)	-	63
GSF and Energy Purchase (CPFL Geração and CPFL Renováveis)	-	54
Seasonality Effect (CPFL Geração and CPFL Renováveis)	-	9
Adjusted EBITDA (A + B + C + D)	985	965	2.0%

Note: (*) In order to better reflect the actual operating cash generation of the distribution segment, we adjust Itaipu foreign exchange variation in the adjusted EBITDA. This effect has its counterpart in the Financial Result, with no effect on Net Income.

4.6) Financial Result

In 3Q16, net financial expense (IFRS) was of R$ 371 million, an increase of 7.2% (R$ 25 million) compared to the net financial expense of R$ 347 million reported in 3Q15. The adjusted net financial expense, considering the proportional consolidation in the segments of conventional and renewable generation, and excluding the effect of the exchange variation in Itaipu’s invoices (negative in R$ 3 million in 3Q16 and positive in R$ 119 million in 3Q15), was of R$ 341 million, an increase of 64.2% (R$ 133 million).

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3Q16 Results | November 10, 2016

Financial Result (IFRS - R$ Million)
	3Q16	3Q15	Var.
Financial Revenues	335	421	-20.3%
Financial Expenses	(707)	(767)	-7.9%
Financial Result	(371)	(347)	7.2%

Financial Result (Adjusted - R$ Million)
	3Q16	3Q15	Var.
Revenues
Income from Financial Investments	181	107	68.5%
Additions and Late Payment Fines	58	56	2.3%
Fiscal Credits Update	10	5	93.2%
Judicial Deposits Update	10	24	-58.8%
Monetary and Foreign Exchange Updates	29	28	5.8%
Adjustment of Expected Cash Flow	49	125	-60.6%
Discount on Purchase of ICMS Credit	2	2	-3.8%
Sectoral Financial Assets Update	(6)	55	-
PIS and COFINS - over Other Financial Revenues	(22)	(19)	14.8%
Others	17	15	14.4%
Total	327	397	-17.7%

Expenses
Debt Charges	(396)	(404)	-2.2%
Monetary and Foreign Exchange Updates (*)	(221)	(148)	49.1%
(-) Capitalized Interest	11	11	0.1%
Sectoral Financial Liabilities Update	(1)	0	-
Use of Public Asset	(14)	(15)	-9.8%
Others	(48)	(49)	-2.0%
Total	(668)	(605)	10.4%

Financial Result	(341)	(207)	64.2%

Note: (*) The effect of Itaipu foreign exchange variation was negative in R$ 3 million in 3Q16 and positive in R$ 119 million in 3Q15.

The items explaining these variations in adjusted Financial Result are as follows:

•         Financial Revenues: in IFRS, a reduction of 20.3% (R$ 85 million), from R$ 421 million in 3Q15 to R$ 335 million in 3Q16. In the adjusted figures, considering the proportional consolidation in the segments of conventional and renewable generation, a reduction of 17.7% (R$ 70 million), from R$ 397 million in 3Q15 to R$ 327 million in 3Q16 mainly due to the following factors:

(i)            Reduction of 60.6% (R$ 76 million) in the adjustment of expected cash flow (monetary update of concession’s financial asset), due to: (a) (a) the application of the 4th Cycle of Tariff Review of CPFL Piratininga, in 3Q15, when the restoration of its Remuneration Base positively impacted by R$ 72 million; (b) the lower inflation, with a 0.39% fall in the index (IGP-M index of 1.70% in 3Q15 vs. IPCA index of 1.31% in 3Q16) 1; and (b) the reduction in concession’s financial asset observed in the distributors which have gone through the concession renewal process at the end of 2015 (CPFL Santa Cruz, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Jaguari and CPFL Mococa) 2;

1 In November 2015, through the Resolution (REN) n. 686/2015, ANEEL approved changes in the PRORET (Tariff Regulation Procedures), sub-module 2.3, including the replacement of the IGP-M inflation index by the IPCA inflation index to update the regulatory asset base.

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3Q16 Results | November 10, 2016

(ii)           Reduction of R$ 61 million in sectoral financial assets update, from a revenue of R$ 55 million in 3Q15 to an expense of R$ 6 million in 3Q16;

(iii)          Reduction of 58.8% (R$ 14 million) in judicial deposits update;

(iv)         PIS and COFINS over Other Financial Revenue (R$ 3 million);

Partially offset by:

(v)          Increase of 68.5% (R$ 74 million) in the income from financial investments, due mainly to the increase in the average balance of investments;

(vi)         Increase of 93.2% (R$ 5 million) in fiscal credits update;

(vii)        Increase of 5.8% (R$ 2 million) in the monetary and foreign exchange updates;

(viii)       Increase of 14.4% (R$ 2 million) in other financial revenues;

(ix)         Increase of 2.3% (R$ 1 million) in additions and late payment fines.

•         Financial Expenses: in IFRS, a reduction of 7.9% (R$ 61 million), from R$ 767 million in 3Q15 to R$ 707 million in 3Q16. In adjusted figures, considering the proportional consolidation in the segments of conventional and renewable generation, and excluding the effect of the exchange variation in Itaipu’s invoices (negative in R$ 3 million in 3Q16 and positive in R$ 119 million in 3Q15), an increase of 10.4% (R$ 63 million), from R$ 605 million in 3Q15 to R$ 668 million in 3Q16, mainly due to the following factors:

(i)            Increase of 49.1% (R$ 73 million) in the monetary and foreign exchange updates, due to: (a) the mark-to-market negative effect for financial operations under Law 4,131 – non-cash effect (R$ 77 million); partially offset by (b) the reduction of debt charges in foreign currency, with swap to CDI interbank rate (R$ 4 million), reflecting the reduction in the stock of debt;

Partially offset by:

(ii)           Reduction of 2.2% (R$ 9 million) of debt charges in local currency, reflecting the reduction in the stock of debt;

(iii)          Reduction of R$ 1 million in other financial expenses.

4.7) Net Income

In 3Q16, net income (IFRS) was R$ 269 million, registering a reduction of 3.9% (R$ 11 million). Adjusted net income in 3Q16 totaled R$ 235 million, compared to R$ 312 million in 3Q15, a reduction of 24.8% (R$ 77 million).

2 In order to calculate the split between the intangible asset and concession’s financial asset, it uses the useful life of assets. The portion of the useful life that occur by the end of the concession is classified as an intangible asset and the residual value is classified as concession’s financial asset, referring to the compensation that the distributor will receive when the assets are reversed to the Grantor.

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3Q16 Results | November 10, 2016

Net Income conciliation - IFRS x Adjusted (R$ million)
	3Q16	3Q15	Var.
Net Income - IFRS (A)	269	280	-3.9%
(+) Proportional Consolidation of Generation (B)	(34)	(12)
Conventional Generation	(64)	(57)
CPFL Renováveis	30	45
(+) Non-recurring effects (C)	-	44
GSF and Energy Purchase (CPFL Geração and CPFL Renováveis)	-	37
Seasonality Effect (CPFL Geração and CPFL Renováveis)	-	7
Adjusted Net Income (A + B + C)	235	312	-24.8%

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3Q16 Results | November 10, 2016

5) DEBT

5.1) Debt (IFRS)

1)     Do not consider mark-to-market effects and borrowing costs.

Indexation after Hedge1 – 3Q15 vs. 3Q16

1) For debt linked to foreign currency (28% of total in 3Q16), swaps are contracted, which convert indexing for CDI;

Net Debt and Leverage in IFRS

IFRS - R$ Million	3Q16	3Q15	Var. %
Financial Debt (including hedge)	(18,766)	(19,291)	-2.7%
(+) Available Funds	5,345	4,033	32.5%
(=) Net Debt	(13,422)	(15,258)	-12.0%

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3Q16 Results | November 10, 2016

5.2) Debt (Pro forma)

5.2.1) Debt Evolution in Pro forma criteria (R$ Billion)

In September 30, 2016, financial debt in Pro forma criteria was R$ 16,813 million, a decrease of 2.3% in comparison to the same period last year. Find below the debt profile during the last twelve months:

1) Considering mark-to-market effect, borrowing costs and accounting adjusts

Find below CPFL Energia’s financial debt by segment, and the debt profile during the last twelve months:

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3Q16 Results | November 10, 2016

## Generation - 3Q15

40%
60%
Generation
Renewables

## Generation - 3Q16

39%
61%
Generation
Renewables

## Generation

4.7
0.7
0.0
0.6
0.6
0.3
5.2
Debt Sep-15
Funding
Monetary Update
Accrued Interest
Interest Payment
Amortization
Debt Sep-16

## Renewables - Proportional

3.1
0.6
0.0
0.3
0.3
0.5
3.2
Debt Sep-15
Funding
Monetary Update
Accrued Interest
Interest Payment
Amortization
Debt Sep-16

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3Q16 Results | November 10, 2016

5.2.2) Debt Amortization Schedule in Pro forma Criteria

CPFL Energia has always adopted a solid and conservative financial policy. Thus, the Company has used since 2011, a prefunding strategy, in other words, forecasts the cash needs for the next 24 months and anticipates market access on more favorable terms of liquidity and cost. Thus, at the beginning of 2016, CPFL Energia started working in 2017 and 2018 prefunding.

1) Considers only the principal debt, including hedge and excluding accrued interests (R$ 435 million in 3Q16);

2) Twelve months (Oct-16 to Sep-17);

The cash position at the end of 3Q16 had a coverage ratio of 2.22x the amortizations of the next 12 months, enough to honor all amortization commitments until the beginning of 2018. The average amortization term, calculated by this schedule, is 3.23 years.

Financial Debt - 3Q16 - Pro-Forma (R$ Million)
Issuance Type	BNDES		Financial Institutions		Other		Foreign Currency		Debentures		Total
Segments	Short Term	Long Term	Short Term	Long Term	Short Term	Long Term	Short Term	Long Term	Short Term	Long Term	Short Term	Long Term	Total
Distribution	354	1,095	121	365	3	8	93	4,190	414	1,832	985	7,489	8,474
Conventional Generation	169	981	-	618	10	64	322	651	550	1,756	1,052	4,070	5,121
Renewable Generation	151	1,591	-	-	74	402	-	-	170	805	395	2,797	3,192
Holding, T&S and Others	15	81	11	24	1	-	12	44	-	-	38	149	187
Debt (Principal)	689	3,748	132	1,006	87	473	428	4,885	1,133	4,392	2,470	14,504	16,974
Charges											291	144	435
Hedge											(107)	(535)	(642)
Financial Debt Including Hedge											2,654	14,113	16,767
Percentage on total (%)											15.8%	84.2%
Private Pension Fund (PPF)											9	857	866
Financial Debt (Including Private Pension Fund)											2,663	14,970	17,633
Percentage on total (%)											15.1%	84.9%

Note:  The amount of R$ 16.767 million of the Financial Debt Pro-Forma is presented using the Treasury accounting methodology. The amount presented in financial statement follows a different methodology. For conciliation of financial debt covenant criteria, that was R$ 16.685 million, it is necessary to subtract R$ 81 million related to booking account of derivatives, mark-to-market and borrowing costs.

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3Q16 Results | November 10, 2016

5.2.3) Indexation and Debt Cost in Pro forma criteria

1) Considering proportional consolidation of CPFL Renováveis, CERAN, BAESA, ENERCAN, Foz do Chapecó and EPASA;

2) For debt linked to foreign currency (32% of total), swaps are contracted, which convert the indexation to CDI. The debt amount indexed in Interbank Rate (CDI) increased from 71.6% to 72.2%, mainly due to the R$ 550 million borrowed by CPFL Geração through 4,131 Brazilian Law in July and September 2016.

1) Adjusted by the proportional consolidation since 2012; Financial debt (+) private pension fund (-) hedge.

5.3) Net Debt in Covenant Criteria and Leverage

In 3Q16, Pro forma Net Debt totaled R$ 11,439 million, a decrease of 16.7% compared to net debt position at the end of 3Q15 in the amount of R$ 13,726 million.

Covenant Criteria (*) - R$ Million	3Q16	3Q15	Var.
Financial Debt (including hedge)[1]	(16,685)	(17,442)	-4.3%
(+) Available Funds	5,246	3,716	41.2%
(=) Net Debt	(11,439)	(13,726)	-16.7%
EBITDA Proforma[2]	3,725	3,962	-6.0%
Net Debt / EBITDA	3.07x	3.46x	-0.39x

1) Considering proportional consolidation of CPFL Renováveis, CERAN, BAESA, ENERCAN, Foz do Chapecó and EPASA;

2) Adjusted EBITDA in the covenants criteria: adjusted according to equivalent participation of CPFL Energia in each of its subsidiaries, with the inclusion of regulatory assets and liabilities and the historical EBITDA of newly acquired projects.

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In line with the criteria for calculation of financial covenants of loan agreements with financial institutions, net debt is adjusted according to the equivalent stake of CPFL Energia in each of its subsidiaries. Also, include in the calculation of adjusted EBITDA the effects of historic EBITDA of newly acquired projects. Considering that, adjusted net debt totaled R$ 11,439 million and adjusted EBITDA in the last 12 months reached R$ 3,725 million, the ratio adjusted Net Debt / adjusted EBITDA at the end of 3Q16 reached 3.07x.

5.4) Ratings

At beginning of July, CPFL Energia informed the market that Camargo Correa S.A., its largest shareholder, had received a letter agreement from state-owned Chinese company State Grid to acquire its shares. The rating agencies had evaluated the letter agreement as positive, given the credit quality of the Chinese company, but without any immediate impacts on corporate and issuances ratings of CPFL Energia. The following table shows the ratings and the outlooks assigned by the agencies.

Ratings of CPFL Energia - National Scale
Agency		2013	2014	2015	Current
	Rating	brAA+	brAA+	brAA	brAA-

	Outlook	Stable	Stable	Negative	Negative
	Rating	AA+ (bra)	AA+ (bra)	AA (bra)	AA (bra)

	Outlook	Stable	Stable	Stable	Negative

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6) INVESTMENTS

6.1)  Capital Expenditures

Investiments (IFRS - R$ Million)
Segment	3Q16	3Q15	Var.	9M16	9M15	Var.
Distribution	280	192	46.0%	709	613	15.8%
Generation - Conventional	8	1	594.6%	12	3	355.6%
Generation - Renewable	315	12	2620.8%	802	287	179.4%
Commercialization	0	1	-6.4%	2	1	104.3%
Services and Others[1]	6	14	-54.0%	34	28	22.3%
Total	610	219	179.1%	1,560	931	67.5%
Transmission	39	4	807.9%	55	31	80.1%
Special Obligations	42	88	-51.7%	152	174	-12.6%

Note:

1) Others – basically refers to assets and transactions that are not related to the listed segments.

In 3Q16, R$ 610 million were invested in business maintenance and expansion, 179.1% higher than 3Q15. In addition, we invested R$ 39 million in the quarter related to the transmission lines construction of CPFL Transmissão Morro Agudo which, according to the requirements of IFRIC 12, it was recorded as “Financial Asset of Concession” in non-current assets. CPFL Energia also booked R$ 42 million in Special Obligations in the quarter among other items financed by the consumer.

Listed below are some of the main investments made by CPFL Energia in 3Q16, in each segment:

    (i)        Distribution:

a.    Expansion and strengthening of the electric system;

b.    Electricity system maintenance and improvements;

c.    Operational infrastructure;

d.    Upgrade of management and operational support systems;

e.    Customer help services;

f.     Research and development programs.

        (ii)   Generation:

a.    Mainly on Campo dos Ventos and São Benedito Wind Complexes;

b.    Pedra Cheirosa Wind Complex;

c.    Mata Velha SHPP.

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6.2)  Projected Capital Expenditures

In August 2016, the Extraordinary General Meeting (AGE) approved the acquisition of 100% of the capital stock of RGE Sul (ex-AES Sul). With the closing of the deal, in 10/31/2016, the company has updated its projected investments, just adding the estimated investments in RGE Sul for the last two months of 2016, and during the next four years.

Projected Capital Expenditures1,2
Total:
R$ 11,053 million2 (IFRS)
R$ 10,091 million3 (Pro-forma)
Distribution4:
R$ 7,033 million
RGE Sul5:
R$ 1,387 million
Generation6:
R$ 2,092 million (IFRS)
R$ 1,130 million (Pro-forma)
Trading & Services
R$ 541 million
IFRS
1,427
59
500
868
2,853
119
1,516
40
1,178
2,219
95
426
308
1,390
1,969
88
90
329
1,462
1,991
104
32
343
1,512
2,021
135
28
367
1,491
Pro-forma
1,200
59
273
868
2,135
119
798
40
1,178
2,027
95
234
308
1,390
1,933
88
54
329
1,462
1,982
104
23
343
1,512
2,014
135
21
367
1,491
2015 - Current (Cash Flow)
2016
2017
2018
2019
2020

Notes:

1) Constant currency;

2) The projected investments is also available in the Reference Form of RGE Sul, resubmitted in the same date of this Report; It will also be available in the Reference Form of CPFL Energia in its resubmission in late date.

3) Considers 100% on CPFL Renováveis and Ceran;

4) Considers proportional stakes in the generation projects;

5) Disregard investments in Special Obligations on Distribution segment (among other items financed by consumers);

6) For 2016, considers only November and December 2016

7) Conventional + Renewable

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7) STOCK MARKETS

7.1) Stock Performance

CPFL Energia, which has a current free float of 31.9% (up to September 30, 2016), is listed on both the BM&FBovespa (Novo Mercado) and the NYSE (ADR Level III), segments with the highest levels of corporate governance.

BM&FBovespa				NYSE
Date	CPFE3 (R$)	IEE	IBOV	Date	CPL (US$)	DJBr20	Dow Jones
09/30/2015	R$ 14.36	25,775	45,059	09/30/2015	$ 7.42	12,159	16,285
06/30/2016	R$ 20.59	30,786	51,526	06/30/2016	$ 12.86	15,996	17,930
09/30/2016	R$ 24.19	36,307	58,367	09/30/2016	$ 14.80	18,185	18,308
QoQ	17.5%	17.9%	13.3%	QoQ	15.1%	13.7%	2.1%
YoY	68.5%	40.9%	29.5%	YoY	99.3%	49.6%	12.4%

On September 30, 2016 the price shares closed at R$ 24.19 per share on the BM&FBovespa and US$ 14.80 per ADR on the New York Stock Exchange. In 3Q16, which represented a variation in the quarter of 17.5% and 15.1% respectively. Year over year, the shares appreciated 68.5% on BM&FBovespa and the ADR appreciated 99.3% on the NYSE.

7.2) Daily Average Volume

The daily trading volume in 3Q16 averaged R$ 59.4 million, of which R$ 41.8 million on the BM&FBovespa and R$ 17.6 million on the NYSE, 49.2 % up compared to 3Q15. The number of trades on the BM&FBovespa decreased by 1.9%, rising from a daily average of 6,135, in 3Q15, to 6,020 in 3Q16.

Note: Considers the sum of the average daily volume on the BM&FBovespa and NYSE

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8) CORPORATE GOVERNANCE

The corporate governance model adopted by CPFL Energia ("CPFL" or "Company") and its subsidiaries is based on the principles of transparency, fairness, accountability and corporate responsibility.

In 2016, CPFL marked 1 years since being listed on the BM&FBovespa and the New York Stock Exchange (“NYSE”). With more than 100 years of history in Brazil, the Company’s shares are listed on the Novo Mercado Special Listing Segment of the BM&FBovespa with Level III ADRs, a special segment for companies that comply with corporate governance best practices. All CPFL shares are common shares, entitling all shareholders the right to vote with 100% Tag Along rights guaranteed in case of sale of shareholding control.

CPFL’s Management is composed of the Board of Directors (“Board”), its decision-making authority, and the Board of Executive Officers, its executive body. The Board is responsible for defining the strategic business direction of the holding company and subsidiaries, and is composed of 7 external members, one of whom an Independent Member, whose term of office is 1 year and who are eligible for reelection.

The Bylaws of the Board establishes the procedures for evaluating the directors, under the leadership of the Chairman, their main duties and rights.

The Board set up three advisory committees (Management Processes, Risks and Sustainability, People Management and Related Parties), which support the Board in its decisions and monitor relevant and strategic themes, such as people and risk management, sustainability and the surveillance of internal audits, analysis of transactions with Parties Related to controlling shareholders and handling of incidents recorded through complaint hotlines and ethical conduct channels.

To ensure that best practices permeate all activities of the Board and its relations with the Company while the Board members are focused on their decision-making functions, in 2006 the Company created the Corporate Governance Advisory, which reports directly and solely to the Chairman of the Board.

This Advisory Council acts as the guardian of best practices to ensure compliance with Governance Guidelines; speed of communication between the Company and its Board members; quality and timeliness of information; integration and evaluation of members of the Board of Directors and the Audit Board; constant improvement of governance processes and institutional relations with government authorities and entities.

The composition of Executive board, in line with governance guidelines, was changed on May 2015. The change in Company’s Bylaws, which were approved at the General Shareholders Meeting held on April 29, 2015, created a new vice President position subordinated to the CEO, who passes 5 (five) to 6 (six) Executive vice Presidents, standing in line with our succession program. The mandates of the Executive vice Presidents endures two years, with a reelection possibility, besides they sit on the Boards of the subsidiaries. Therefore, the changes in CPFL Energia aims to create the bases required to consolidate as the leader of Brazilian power Market, always seeking the efficient management of its assets and sustainable opportunities to create value for its stakeholders.

CPFL has a permanent Fiscal Council, made up of 5 members, that also exercises the duties of the Audit Committee, in line with Sarbanes-Oxley law (SOX) rulings applicable to foreign companies listed on U.S. stock exchanges.

The guidelines and documents on corporate governance are available at the Investor Relations website http://www.cpfl.com.br/ri.

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9) CURRENT SHAREHOLDERS STRUCTURE – 09/30/2016

CPFL Energia is a holding company, whose results depend directly on those of its subsidiaries.

Notes:

(1) Controlling shareholders;

(2) Includes the 0.2% stake of Petros pension fund;

(3) % of bound shares by the controlling shareholders;

(4) 51.54% stake of the availability of power and energy of Serra da Mesa HPP, regarding the Power Purchase Agreement between CPFL Geração and Furnas.

9.1) State Grid Transaction

On September 2, 2016, CPFL Energia released through a Material Fact that received from its indirect shareholder Camargo Corrêa S.A. (“CCSA”), a member of CPFL Energia’s controlling block, a correspondence, also signed by State Grid International Development Limited (“State Grid”). In the correspondence, CCSA and State Grid inform the execution on that date of the Share Purchase Agreement (the “Share Purchase Agreement”), by and among CCSA (both as seller and as guarantor), ESC Energia S.A. (“ESC”) (as seller), State Grid, as guarantor and State Grid Brazil Power Participacoes Ltda, a Brazilian subsidiary of State Grid, as buyer (“Buyer”). The Share Purchase Agreement provides for (i) the direct or (through a sale of ESC to Buyer) indirect sale of all of the 234,086,204 CPFL Energia shares held by ESC that are bound to the Shareholders Agreement of CPFL Energia entered into on March 22, 2002, as amended (the “Shareholders Agreement”), representing approximately 23% of CPFL Energia’s capital stock (as well as any shares received as share dividends (bonificação em ações) on the bound shares as from January 1st, 2016) and (ii) the direct sale by CCSA to Buyer of 5,869,876 CPFL Energia shares held directly by CCSA (received as share dividends (bonificação em ações) on the bound shares referred in item (i) above on April 29, 2016), representing approximately 0.58% of CPFL Energia’s capital stock (the “Transaction”). The purchase price established in the Share Purchase Agreement is R$25.00 (twenty five Brazilian Reais) per share issued by CPFL Energia, subject to the following adjustments (“Per Share Price”): (i) the addition of approximately R$ 0,001879503 per share (which amount corresponds to 80% of CPFL Energia’s consolidated net income for the fiscal year ended on December 31st 2015 (as reported in CPFL Energia’s Form 20-F, filed with the United States of America Securities and Exchange Commission on April 15, 2016), calculated on a per share basis, and divided by 366) per day from and including January 1st, 2016 to and including the closing date of the Transaction; and (ii) the subtraction of a per share amount equal to any cash dividends or other cash distributions paid to CPFL Energia shareholders (or declared to CPFL Energia shareholders of record as of a date that is) on or after January 1, 2016 and prior to the closing (other than for the cash dividend declared on April 29, 2016). The value attributed by the Buyer to the shares of CPFL Energias Renováveis S.A. owned directly or indirectly by CPFL is of 3,168,935,347.80 (which currently represents the amount of R$12.20 per share of CPFL Energias Renováveis S.A.).

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On September 22, 2016, CPFL Energia released through a Material Fact that, on that date, it was published in the Official Gazette the decision of the General Superintendent of the Administrative Council for Economic Defense (Conselho Nacional de Defesa Econômica) (CADE) for unrestricted approval of the Concentration Act No. 08700.006319/2016-39, authorizing (i) the sale of shares held by Camargo Corrêa S.A. and ESC Energia S.A. to the State Grid Brazil Power Participações Ltda. ("State Grid"), a Brazilian subsidiary of State Grid International Development Limited, as well as (ii) the potential acquisition of the shares held by other shareholders party to the Shareholders' Agreement of the Company, Energia São Paulo Fundo de Investimento em Ações, Bonaire Participações S.A. and BB Carteira Livre I Fundo de Investimento em Ações (vehicle of Caixa de Previdência dos Funcionários do Banco do Brasil – Previ), in the assumption of the exercise of the right of joint sale (tag along), and (iii) the possible launch of a public offer to acquire the outstanding shares of CPFL Energia, in the event of the sale of a sufficient amount of shares issued by CPFL Energia in accordance with applicable law.

On September 23, 2016, CPFL Energia released through a Material Fact that, the Chairman of its Board of Directors received, on that date, from its shareholder Caixa de Previdência dos Funcionários do Banco do Brasil – Previ (“Previ”), member of CPFL Energia’s controlling block, a letter in which it formalizes the exercise of tag along rights envisaged in the Shareholders Agreement,  to sell together with ESC Energia S.A. and Camargo Corrêa S.A., its entire shareholding interest bound by the Shareholders’ Agreement of the Company, to State Grid Power Brazil Participações Ltda., a subsidiary of State Grid International Development Limited (“State Grid”). In the letter, Previ, a party to the Shareholders Agreement of CPFL Energia S.A., owning 196,276,558 ordinary shares bound to the referred Agreement, representing 19.28% of the capital stock of CPFL Energia, came, through its legal representatives, to communicate that, according to the letter sent by the Chairman of the Board of Directors of CPFL Energia, dated of September 2, 2016, which informed about the shares purchase agreement signed on September 2, 2016, between Camargo Corrêa S.A. and State Grid Brazil Power Participações Ltda. (“SPA”), as well as the provisions of the clause 11.4 of the Shareholders Agreement of CPFL Energia, Previ exercised the right of joint sale (tag along) of all shares bound to the Shareholders Agreement and the bonus shares resulting from the referred Agreement.

On September 28, 2016, CPFL Energia released through two Material Facts that the Chairman of its Board of Directors received, on that date, from the shareholder Energia São Paulo Fundo de Investimento em Ações (“Energia SP FIA”), member of CPFL Energia’s controlling block, the letter transcribed below, in which it formalizes the exercise of tag along rights envisaged in the Shareholders Agreement,  to sell together with ESC Energia S.A. and Camargo Corrêa S.A., its entire shareholding interest bound by the Shareholders’ Agreement of the Company, to State Grid Brazil Power Participações Ltda., a subsidiary of State Grid International Development Limited (“State Grid”). In the letter, Energia SP FIA, Bonaire Participações S.A., Fundação Cesp, Fundação Sistel de Seguridade Social, Fundação Petrobras de Seguridade Social - Petros and Fundação Sabesp de Seguridade Social – SABESPREV, in response to the “Notice about Transfer of Shares” sent by Camargo Corrêa S.A. on September 2, 2016, irrevocably expressed their decision to exercise the tag along rights in accordance with Clause 11.4 (III) of the Shareholders Agreement of CPFL to sell all the shares they hold in CPFL bound by the Shareholders Agreement of the Company, as well as bonus shares resulting from the ownership of said bound shares. The signatories are legitimate direct and/or indirect holders of 112,196,990 common shares bound by said Shareholders’ Agreement and 2,813,417 bonus common shares not bound by said agreement, which will be sold to State Grid Brazil Power Participações Ltda. when the signatories adhere to the Share Purchase Agreement between State Grid International Development Limited, State Grid Brazil Power Participações Ltda., ESC Energia S.A. and Camargo Corrêa S.A., on September 2, 2016, in accordance with Clause 10.2 of the Share Purchase Agreement.

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We reiterate that the effective completion of the transaction is still subject to the approval by the Electricity Regulatory Agency (Agência Nacional de Energia Elétrica) (ANEEL).

9.2) RGE Sul [3]

Since November 1st, 2016, CPFL Energia controls the distribution company AES Sul, which was renamed as RGE Sul. This company’s figures are still not consolidated in 3Q16 CPFL Energia results.

According to the Material Fact disclosed on October 31, 2016, the acquisition by CPFL Jaguariúna Participações Ltda. (“CPFL Jaguariúna”) of all shares of the capital stock of AES Sul Distribuidora Gaúcha de Energia S.A. (“AES Sul”) held by AES Guaíba II Empreendimentos Ltda. (“AES Guaíba”) was completed on this date (“Transaction”).

The closing of the Transaction was preceded by the completion of the necessary conditions precedent as provided in the purchase and sale of shares agreement executed on June 15, 2016 between AES Guaíba, CPFL Jaguariúna, CPFL Energia and The AES Corporation and its amendments.

The total price paid by CPFL Jaguariúna to AES Guaíba was of one billion four hundred and three million reais (R$ 1,403,000,000.00) added of two hundred and ninety five million four hundred and fifty five thousand reais (R$ 295,455,000.00) regarding a capital increase of AES Sul subscribed by AES Guaíba on February 26, 2016, totaling one billion six hundred and ninety eight million four hundred and fifty five thousand Reais (R$ 1,698,455,000.00) (“Acquisition Price”). The Acquisition Price shall be adjusted in up to forty five (45) days counted as of the date hereof, based on certain variations in working capital and net debt.

RGE Sul Profile

RGE Sul serves a concession area with 99,512 km², through 65,000 km of distribution networks and 60 substations.

In its area of operation, there are 1.3 million customers, which in 2015 consumed 8,864 GWh. Sales to the captive market totaled 7,808 GWh, while the volume billed through the Tariff for Use of the Distribution System (TUSD) was 1,056 GWh.

In 9M16, total consumption in the concession area was 6,697 GWh, down 2.2% over the same period of 2015. The retail sales totaled 5,722 GWh while the volume sold through the Tariff for Use of the Distribution System (TUSD) was 975 GWh.

3 Sources: Demonstrações Contábeis Regulatórias 2015, ITR 3Q16 and Aneel.

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Sales by segment in the concession area – 9M16 | GWh

Some characteristics of the concession area:

•         Serves the Porto Alegre Metropolitan Area (excluding the state capital): 50% of the market and 60% of customers

•         Triunfo Petrochemical Complex

•         Strong presence of agricultural production with relevant crops for the domestic market (rice) and foreign market (soybean)

•         Relevant municipalities: Canoas, Novo Hamburgo, São Leopoldo, Sapucaia do Sul and Uruguaiana (34% of population)

With the incorporation of RGE Sul, CPFL Energia will serve 382 of 497 municipalities in Rio Grande do Sul. Thus, CPFL will control 65% of the market in the state.

CPFL Energia will continue to be the leader in the distribution segment with a market share of 14.3% through its 9 distribution companies, which together serve 679 municipalities and 9.1 million clients in the states of São Paulo, Rio Grande do Sul, Paraná and Minas Gerais.

Find below some indicators that show the relevance of the new asset to CPFL Energia:

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	Before AES Sul	AES Sul	After AES Sul	Variation
Municipalities (#)	561	118	679	21%
Concession area ('000 km2)	204	100	304	49%
Distribution network ('000 km)	247	65	312	26%
Clients (million)	7,8	1,3	9,1	17%
Sales in the Concession Area (GWh)	58	9	67	16%
Market Share (%)	12,4	1,9	14,3	+1,9 p.p.
Presence in RS municipalities (%)	53	24	77	+24 p.p.
Municipalities in IFDM (1)	42 em 100	5	47 em 100	12%
(1) FIRJAN Municipalities Development Index - Ranking based on the following quality of life criteria: i) Employment and Income; (ii) Education and (iii) Health

Regulatory outlook

The concession of RGE Sul will terminate in 11/6/2027 and the next tariff revision, which happens every 5 years, will be in April-18, when the 4th cycle of Tariff Revision will be applied.

For the current cycle, in force since April 2013, the figures below were considered:

4th Periodic Tariff Review Cycle	RGE Sul
Date	Apr-13
Description	Value (R$ Million)
Gross Regulatory Asset Base (A)	2,503
Depreciation Rate (B)	3.71%
Depreciation Quota (C = A x B)	93
Net Regulatory Asset Base (D)[1]	1,489
Pre-tax WACC (E)	11.36%
Cost of Capital (F = D x E)	160
Regulatory EBITDA (G = C + F)	253
Regulatory OPEX (H)	318
Parcel B (I = G + H)	572
Productivity Index Parcel B (J)	1.12%
Parcel B with adjustments (K = I* (1 - J))	563
Other Revenues (L)	20
Adjusted Parcel B (M = K - L)	542
Parcel A (N)	1,516
Required Revenue (O = M+ N)	2,058
Note
(1) Including R$ 95 million in RGR PLPT / Other investments, with differentiated remuneration (below WACC)

Annual tariff readjustment

On April 12, 2016, through Ratifying Resolution n. 1,059, Aneel authorized an average tariff readjustment of +3.94%, composed by -1.89% related to the economic tariff adjustment and +5.83% related to the financial components external do the tariff readjustment, corresponding to an average effect of -0.34% to be perceived by consumers. The new tariffs came into force on April 19, 2016.

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Economic-Financial Performance

DRE - RGE Sul (R$ Milhões)
	9M16	9M15	Var.
Gross Operating Revenue	3,844	4,240	-9.3%
Net Operating Revenue	2,111	2,495	-15.4%
Cost of Electric Power	(1,378)	(1,845)	-25.3%
Operating Costs & Expenses	(680)	(554)	22.9%
EBIT	53	97	-45.9%
EBITDA	157	195	-19.3%
Financial Income (Expense)	(102)	(80)	27.4%
Income Before Taxes	(50)	17	-
Net Income	(34)	10	-

Operating Revenue

In 9M16, gross operating revenue reached R$ 3,844 million, representing a decrease of 9.3% (R$ 396 million). Net operating revenue totaled R$ 2,111 million, a decrease of 15.4% (R$ 384 million).

EBITDA

In 9M16, EBITDA totaled R$ 157 million, compared to R$ 195 million in 9M15, a decrease of 19.3%.

Net Income

In 9M16, net loss was R$ 34 million, compared to a net income of R$ 10 million in 9M15.

Balance of Sectoral Financial Assets and Liabilities

On September 30, 2016, the balance of sectoral financial assets and liabilities was a liability of R$ 71 million.

Debt

As part of incorporation process of the new company to CPFL Energia, the settlement of old debts held by AES Sul was carried out and replaced by an issue of debentures in the amount of R $ 1.1 billion (4th issue). This new debt has cost of 114.5% of CDI and 4-year tenor.

In addition, in order to fund the acquisition, two new debts were issued by CPFL Energia: (i) issuance of debentures of CPFL Energia in the amount of R$ 620 million; and (ii) issuance of debentures of CPFL Brasil (R$ 400 million). Both have cost of 114.5% of CDI and 4-year tenor.

For more details about the indebtedness of CPFL Energia, see Section 5 - Debt.

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Investments

For the period 2016-2020, RGE Sul, under the command of CPFL Energia, plans to invest R$ 1,387 million.

For more details, see section 6.2 – Projected Capital Expenditures.

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10) PERFORMANCE OF THE BUSINESS SEGMENTS

10.1) Distribution Segment

10.1.1) Economic-Financial Performance

Consolidated Income Statement - Distribution (Pro-forma - R$ Million)
	3Q16	3Q15	Var.	9M16	9M15	Var.
Gross Operating Revenue (IFRS)(1)	5,739	7,382	-22.3%	17,995	21,632	-16.8%
Net Operating Revenue (IFRS)(1)	3,265	3,802	-14.1%	9,718	12,745	-23.8%
Cost of Electric Power	(2,387)	(2,809)	-15.1%	(6,931)	(9,250)	-25.1%
Operating Costs & Expenses	(919)	(797)	15.3%	(2,670)	(2,448)	9.0%
EBIT	259	444	-41.7%	899	1,047	-14.1%
EBITDA (IFRS)(2)	386	561	-31.3%	1,275	1,405	-9.2%
Adjusted EBITDA(3)	388	443	-12.3%	1,309	1,308	0.1%
Financial Income (Expense)	(151)	(125)	20.4%	(156)	(254)	-38.8%
Income Before Taxes	108	318	-66.1%	743	793	-6.2%
Net Income (IFRS)	64	201	-68.2%	469	511	-8.4%
Adjusted Net Income(4)	64	201	-68.2%	469	564	-16.9%

Notes:

(1)     Excludes Construction Revenue;

(2)     EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result and depreciation/amortization, as CVM Instruction no. 527/12;

(3)     Adjusted EBITDA, besides the items mentioned above, excludes  non-recurring effects and the exchange variation in Itaipu invoices (negative effect of R$ 3 million in 3Q16 compared to a positive effect of R$ 119 million in 3Q15);

(4)     Adjusted Net Income excludes the non-recurring effects;

(5)     The distributors’ financial performance tables are attached to this report in item 11.12.

10.1.1.1) Sectoral Financial Assets and Liabilities

On November 25, 2014, through Dispatch no. 4,621, Aneel approved the amendment to concession agreements of distribution companies, in order to include a specific clause guaranteeing that the balance remaining of any insufficient payment or reimbursement of tariff due to termination of the concession, for any reason, will be indemnified.

After this change, the Brazilian Securities and Exchange Commission (CVM) approved, in December 2014, through Deliberation no. 732, the recognition of assets and liabilities that were previously called “regulatory assets and liabilities” in the financial statements of the electric energy distributors, which are now called “sectoral financial assets and liabilities”.

In 3Q16, the total sectoral financial liabilities accounted for R$ 558 million, compared to an amount of sectoral financial assets of R$ 728 million in 3Q15, a variation of R$ 1,286 million. On September 30, 2016, the balance of sectoral financial assets and liabilities was negative in R$ 435 million (R$ 388 million, excluding the amount related to special obligations recorded according to the methodology of the 4th Cycle of Tariff Review), compared to a positive balance of R$ 130 million (R$ 170 million, excluding the amount related to special obligations recorded according to the methodology of the 4th Cycle of Tariff Review) on June 30, 2016.

10.1.1.2) Operating Revenue

Excluding the revenue from building the infrastructure of the concession (which does not affect the results, because of the related cost, in the same amount), gross operating revenue (IFRS) amounted to R$ 5,739 million in 3Q16, a decrease of 22.3% (R$ 1,643 million), due to the following factors:

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•      Variation of R$ 1,286 million in the Sectoral Financial Assets and Liabilities, from an asset of R$ 728 million in 3Q15 to a liability of R$ 558 million in 3Q16;

•      Decrease of 10.3% (R$ 647 million) in the revenue with energy sale (captive + free clients), due to the adoption of green tariff flag, in replacement of red tariff flag applied in 3Q15 and the reduction of 2.1% in the sales volume within the concession area , despite the positive average tariff adjustment in the distribution companies for the period between 3Q15 and 3Q16 (due to the annual tariff readjustments);

Partially offset by:

•      Increase of 70.8% (R$ 178 million) in tariff subsidies (CDE resources), mainly due to discounts granted to consumers associated to ABRACE, that obtained an injunction to disoblige the payment of specific components of CDE 4;

•       Increase of 210.6% (R$ 107 million) in Short-term Electric Energy; and

•      Increase of 6.5% (R$ 4 million) in Other Revenues and Income.

The adjusted gross operational revenue, which excludes the effect of the exchange variation in Itaipu invoices over the sectoral financial assets and liabilities, reached R$ 5,741 million, a decrease of 20.8% (R$ 1,510 million) if compared to 3Q15.

Deductions from the gross operating revenue were R$ 2,474 million in 3Q16, representing a reduction of 30.9% (R$ 1,106 million), due to the following decreases:

•      of 100.0% in tariff flags approved by the CCEE (R$ 501 million);

•      of 32.7% in the CDE sector charge (R$ 383 million), due to the adoption of new CDE quotas (System Usage and Energy),  in lower amount than the recorded in 2015, partially offset by the inclusion of CDE charges in order to cover ACR Account loans as of each disco´s 2015 tariff event;

•      of 22.5% in PIS and COFINS taxes (R$ 154 million);

•      of 6.4% in ICMS tax (R$ 74 million);

•      of 11.7% in the R&D and Energy Efficiency Program (R$ 4 million);

•      of 3.0% in other charges (R$ 0.1 million).

Partially offset by the increase:

•      of 46.3% in the PROINFA (R$ 10 million).

Excluding the revenue from building the infrastructure of the concession (which does not affect the results because of the related cost, in the same amount), net operating revenue (IFRS) reached R$ 3,265 million in 3Q16, representing a reduction of 14.1% (R$ 537 million). Adjusted net operating revenue, which excludes non-recurring effects and the exchange variation in Itaipu invoices, reached R$ 3,268 million, a decrease of 11.3% (R$ 416 million).

10.1.1.3) Cost of Electric Power

The cost of electric energy, comprising the purchase of electricity for resale and charges for the use of the distribution and transmission system, amounted to R$ 2,387 million in 3Q16, representing a decrease of 15.1% (R$ 423 million):

4 Aneel Dispatch n. 1,576/2016 determined that distribution companies should deduct total effect of the injunction from the payment of monthly quotas of CDE. Thus, it was recorded as revenue in “Energy development account – CDE” with a counterpart in “Receivables – Eletrobrás”, in the amount of R$ 186 million.

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•        The cost of electric power purchased for resale was R$ 2,108 million in 3Q16, representing a reduction of 11.5% (R$ 274 million), due to the following factors:

          (i)        Decrease of 41.4% (R$ 326 million) in the cost of energy from Itaipu, mainly due to the 40.8% decrease in the average purchase price (from R$ 305.77/MWh in 3Q15 to R$ 180.93/MWh in 3Q16) and by the reduction of 0.9% (23 GWh) in the volume of purchased energy;

         (ii)        Reduction of 40.6% (R$ 44 million) in the cost of energy purchased in the short term and Proinfa, mainly due to the reductions of 70.9% in the volume of purchased energy (294 GWh) and of average PLD (from R$ 204.07/MWh in 3Q15 to R$ 116.01/MWh in 3Q16, in the Southeast/Midwest submarket, and from R$ 192.70/MWh in 3Q15 to R$ 112.05/MWh in 3Q16, in the South submarket), partially offset by the 15.0% increase in the average purchase price (from R$ 268.07/MWh in 3Q15 to R$ 308.22/MWh in 3Q16);

Partially offset by:

        (iii)        Increase of 4.0% (R$ 68 million) in the cost of energy purchased in the regulated environment and bilateral contracts, mainly due to the increase of 15.2% (1,365 GWh) in the volume of purchased energy, despite the 9.7% increase in the average purchase price (from R$ 191.87/MWh in 3Q15 to R$ 173.21/MWh in 3Q16);

        (iv)        Reduction of 11.5% (R$ 28 million) in PIS and COFINS tax credits (cost reducer), generated from the energy purchase.

•        Charges for the use of the transmission and distribution system reached R$ 278 million in 3Q16, representing a decrease of 34.9% (R$ 149 million) increase, due to the following factors:

          (i)        Decrease of 94.2% in the energy reserve charges – EER ( R$ 90 million);

         (ii)        Decrease of 47.4% in the system service usage charges – ESS (R$ 76 million), due to the reduction in the PLD;

Partially offset by:

        (iii)        Decrease of 34.9% (R$ 15 million) in PIS and COFINS tax credits (cost reducer), generated from the charges; and

       (iv)        Increase of 1.1% (R$ 2 million) in the basic network, connection, use of the distribution system and Itaipu transmission charges.

10.1.1.4) Operating Costs and Expenses

Operating costs and expenses (IFRS) were R$ 919 million in 3Q16, a increase of 15.3% (R$ 122 million) if compared to 3Q15.

 (i) Increase of 13.1% in the PMSO item (R$ 54 million), that reached R$ 470 million in 3Q16, compared to R$ 415 million in 3Q15. The table below lists the main variation in PMSO:

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Reported PMSO (R$ million)
	3Q16	3Q15	Variation
			R$ MM	%
Reported PMSO (IFRS)
Personnel	(167.3)	(163.4)	(3.9)	2.4%
Material	(32.6)	(26.2)	(6.4)	24.6%
Outsourced Services	(163.6)	(133.4)	(30.2)	22.7%
Other Operating Costs/Expenses	(106.2)	(92.3)	(13.9)	15.0%
Legal, judicial and indemnities expenses	(32.5)	(31.3)	(1.3)	4.0%
Allowance for doubtful accounts	(29.3)	(41.2)	12.0	-29.0%
Others	(44.4)	(19.8)	(24.6)	124.3%
Total Reported PMSO (IFRS) - (A)	(469.7)	(415.3)	(54.4)	13.1%

This variation is explained mainly by the following aspects:

(i.1) Personnel expenses, that recorded an increase of 2.4% (R$ 4 million), mainly due to: collective bargaining agreement – wages and benefits (R$ 13 million), partially offset by reversal provision assumed by the sponsors of the Fundação Cesp regarding to INSS tax collection over medical cooperatives (R$ 6 million)

(i.2) Decrease of 24.6% in Material (R$ 6 million), mainly explained due to replacement of the line and grid, machinery and equipment (R$ 4 million) and fleeting maintenance (R$ 2 million)

(i.3) Out-sourced services expenses, which registered an increase of 22.7% (R$ 30 million), mainly due to increase in the expenses in: collection actions (R$ 7 million), tree puning  (R$ 5 million), maintenance of the power grid (R$ 3 million), meter reading and use (R$ 3 million) and other outsourced services – auditing and consulting services, hardware/software maintenance, bill delivery and collection, call center, buildings conservation and maintenance (R$ 12 million);

(i.4) Other operational costs/expenses, that registered an increase of 15.0% (R$ 14 million), mainly due to:

•      INSS expenses recovery that registered in 3Q15 (R$ 13 million)

•      Increase of 176.9% in assets disposal (R$ 4 million)

•      Increase of 4.0% in allowance for doubtful accounts (R$ 1 million), due to deterioration of the macroeconomic scenario and tariff adjustments that occurred in 2015;

•      Expenses with publicity and advertising (R$ 1 million)

•      Operating fines (DIC, FIC, DMIC and DICRI) (R$ 1 million)

•      Other effects (R$ 7 million) and;

•      Decrease of 30.4% of legal and court expenses (R$ 13 million).

           (ii)       Increase of 20.8% (R$ 52 million) in the cost of building the infrastructure of the concession. This item, which reached R$ 299 million in 3Q16, has its counterpart in the “operating revenue”;

          (iii)       Increase of 42.5% in the Private Pension Fund expenses (R$ 7 million), due to

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actuarial report update

         (iv)       Increase of 7.3% (R$ 8 million) in Depreciation and Amortization.

          (v)       Increase of 18.0% (R$ 1 million) in Intangible of Concession Amortization

10.1.1.5) EBITDA

EBITDA (IFRS) totaled R$ 386 million in 3Q16, registering a decrease of 31.3% (R$ 176 million). Adjusted EBITDA, which excludes non-recurring effects and the exchange variation in Itaipu invoices, reached R$ 388 million, representing a decrease of 12.3% (R$ 54 million).

EBITDA Conciliation - IFRS x Adjusted (R$ million)
	3Q16	3Q15	Var.
EBITDA - IFRS (A)	386	561	-31.3%
Exchange variation in Itaipu invoices (B)	3	(119)
Adjusted EBITDA (A + B + C)	388	443	-12.3%

10.1.1.6) Financial Result

In 3Q16, the net financial result (IFRS) recorded a net financial expense of R$ 151 million, compared to a net financial expense of R$ 125 million in 3Q15. The adjusted net financial result, which disregard the effects of exchange variation in Itaipu invoices, recorded a net financial expense of R$ 154 million, compared to a net financial expense of R$ 7 million in 3Q15.

Financial Result (IFRS - R$ Million)
	3Q16	3Q15	Var.
Financial Revenues	234	302	-22.6%
Financial Expenses	(385)	(427)	-10.0%
Financial Result	(151)	(125)	20.4%

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Financial Result (Adjusted - R$ million)
	3Q16	3Q15	Var.
Financial Revenue
Income from Financial Investments	103	28	269.7%
Late payment interest and fines	56	55	0.6%
Adjustment for inflation of tax credits	6	1	421.3%
Adjustment for inflation of escrow deposits	9	23	-61.2%
Adjustment for inflation and exchange rate changes	27	25	6.7%
Adjustment of expected cash flow	49	125	-60.6%
Discount on purchase of ICMS credit	2	2	-3.8%
Adjustments to the sectoral financial asset	(6)	55	-
PIS and Cofins on financial revenue	(18)	(16)	13.1%
Other	7	4	78.5%
Total	234	302	-22.6%

Financial Expense
Interest on debts	(169)	(170)	-0.4%
Adjustment for inflation and exchange rate changes*	(181)	(111)	62.7%
(-) Capitalized interest	3	3	21.2%
Adjustments to the sectoral financial liability	(1)	0	-
Other	(39)	(31)	27.5%
Total	(387)	(309)	25.4%

Net financial revenue (expense)	(154)	(7)	2156.5%

Note: The effect of exchange variation in Itaipu invoices was positive in R$ 3 million in 3Q16 and negative in R$ 119 million in 3Q15.

The items explaining these changes are as follows:

•        Financial Revenue: in IFRS, decrease of 22.6% (R$ 68 million), from R$ 302 million in 3Q15 to R$ 234 million in 3Q16, mainly due to the following factors:

            (i)        Decrease of 60.6% (R$ 76 million) in the adjustment of expected cash flow (adjustments of the concession’s financial asset), due to: (a) the adoption of the 4th Cycle of Periodic Tariff Revision of CPFL Piratininga, in 3Q15, when the reinstatement of the Regulatory Asset Base positively impacted in the amount R$ 72 million (b) lower inflation (IGP-M of 1.70% in 3Q15 vs IPCA of 1.31% in 3Q16) 5; and (c) the reduction in concession’s financial asset observed in the distributors which have gone through the concession renewal process at the end of 2015 (CPFL Santa Cruz, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Jaguari, and CPFL Mococa) 6;

           (ii)        Decrease of R$ 61 million in adjustments of sectoral financial asset, from a revenue of R$ 55 million in 3Q15 to an expense of R$ 6 million in 3Q16;

          (iii)        Reduction of 61.2% (R$ 14 million) in adjustments for inflation of escrow deposits;

5 In November 2015, through the Resolution (REN) n. 686/2015, ANEEL approved changes in the PRORET (Tariff Regulation Procedures), sub-module 2.3, including the replacement of the IGP-M inflation index by the IPCA inflation index to update the regulatory asset base.

6 In order to calculate the split between the intangible asset and concession’s financial asset, it must be considered the useful life of assets. The portion of the useful life that will occur by the end of the concession is classified as an intangible asset and the residual value is classified as concession’s financial asset, referring to the compensation that the distributor will receive when the assets are reversed to the Grantor.

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         (iv)        Increase of 13.1% in PIS and COFINS on financial revenues (R$ 2 million);

Partially offset by:

          (v)        Increase of 269.7% (R$ 75 million) in the income from financial investments, due to the increases in the average balance of investments;

       (vi)        Increase of 421.5% in adjustments for inflation of tax credits (R$ 5 million);

      (vii)        Increase of R$ 3 million in other financial revenues;

     (viii)        Increase of 6.7% (R$ 2 million) in adjustments for inflation and exchange rate changes, due to: (a) the increase of R$ 4 million in revenues from fines, interest and monetary adjustment relating to installment payments made by consumers; partially offset by (b) the decrease of R$ 2 million in the adjustment of the balance of tariff subsidies, as determined by Aneel;

       (ix)        Increase of 0.6% in late payment interest and fines (R$ 0.3 million).

•        Financial Expense: in IFRS, decrease of 10.0% (R$ 43 million), from R$ 427 million in 3Q15 to R$ 385 million in 3Q16. In adjusted figures, which disregard the effects of exchange variation in Itaipu invoices, there was an increase of 25.4% (R$ 79 million), mainly due to the following factors:

            (i)        Increase of 62.7% (R$ 70 million) in adjustments for inflation and exchange rate changes, disregarding the effects of exchange variation in Itaipu invoices, due to: (a) the mark-to-market negative effect for financial operations under Law 4,131 – non-cash effect (R$ 79 million) ; partially offset by (b) the decrease of debt charges in foreign currency, with swap to CDI interbank rate (R$ 9 million);

         (ii)        Increase of 27.5% (R$ 8 million) in other financial expenses;

        (iii)        Increase of R$ 1 million in the adjustments to the sectoral financial liability;

Partially offset by:

       (iv)        Decrease of 0.4% (R$ 1 million) in interest on debt in local currency.

10.1.1.7) Net Income

In 3Q16, Net Income (IFRS) was R$ 64 million, registering a decrease of 68.2% (R$ 137 million).

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10.1.2) Annual Tariff Adjustment

Tariff Process Schedule
Disco	Date
CPFL Santa Cruz	March 22nd*
CPFL Leste Paulista	March 22nd*
CPFL Jaguari	March 22nd*
CPFL Sul Paulista	March 22nd*
CPFL Mococa	March 22nd*
CPFL Paulista	April 8th
RGE Sul	April 19th
RGE	June 19th
CPFL Piratininga	October 23rd

* In the Public Hearing 038/2015, held by ANEEL, the review dates have been effectively changed to March 22. The date previously used for the adjustments of these distributors was February 3.

CPFL Piratininga

Aneel Ratifying Resolution No. 2,157 of October 21, 2016 adjusted electric energy tariffs of CPFL Piratininga by -12.54%, being -5.35% related to the Tariff Adjustment and -7.19% as financial components outside the Tariff Adjustment, corresponding to an average effect of -24.21% on consumer billings. The impact of the Parcel A (Energy, Transmission Charges and Sector Charges) in the Adjustment was of -7.02% and of the Parcel B was of 1.67%. The new tariffs came into force on October 23, 2016.

RGE

Aneel Ratifying Resolution No. 2,082 of June 17, 2016 has adjusted electric energy tariffs of RGE by -1.48%, being -0.67% related to the Tariff Adjustment and -0.81% as financial components outside the Tariff Adjustment. This Tariff Adjustment replaces the ETR, which corresponds to an average effect of -7.51% on consumer billings. The impact of the Parcel A (Energy, Transmission Charges and Sector Charges) in the Adjustment was of -2.98% and of the Parcel B was of -2.31%. The negative Adjustment is explained by: (i) the reduction in CDE quota for 2016, (ii) the lower tariff, in dollars, of the Itaipu agreement, and (iii) the higher energy volume under the quota regime. The new tariffs came into force on June 19, 2016.

CPFL Paulista

On April 5, 2016, through Ratifying Resolution No. 2,056, Aneel adjusted the electricity tariffs of CPFL Paulista by 9.89 % and -0.29% for the Economic Tariff Adjustment (ETR) and 10.17% related to financial components external to the Tariff Adjustment, corresponding to an average effect of 7.55% to be perceived by consumers. The impact of Parcel A (Energy Transmission charges and sector charges) in the Adjustment was -2.06% and Parcel B 1.78%. The new tariffs came into force on April 8, 2016.

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10.1.3) Periodic Tariff Review

Tariff Review
Distributor	Periodicity	Next Review	Cycle
CPFL Paulista	Every 5 years	April 2018	4th PTRC
RGE Sul	Every 5 years	April 2018	4th PTRC
RGE	Every 5 years	June 2018	4th PTRC
CPFL Piratininga	Every 4 years	October 2019	5th PTRC
CPFL Santa Cruz	Every 5 years	March 2021*	5th PTRC
CPF Leste Paulista	Every 5 years	March 2021*	5th PTRC
CPFL Jaguari	Every 5 years	March 2021*	5th PTRC
CPFL Sul Paulista	Every 5 years	March 2021*	5th PTRC
CPFL Mococa	Every 5 years	March 2021*	5th PTRC

* In the Public Hearing 038/2015, held by Aneel, the review dates have been effectively changed to March 22. The date previously used for the adjustments of these distributors was February 3.

10.1.4) 4th Periodical Tariff Review Cycle

4th Periodic Tariff Review Cycle	CPFL Piratininga	Sta. Cruz	Sul Paulista	Leste Paulista	Mococa	Jaguari
Data	Oct/15	Mar-16	Mar-16	Mar-16	Mar-16	Mar-16
Description	Value (R$ Million)	Value (R$ Million)	Value (R$ Million)	Value (R$ Million)	Value (R$ Million)	Value (R$ Million)
Gross Regulatory Asset Base (A)	3,020	328	210	151	113	89
Depreciation Rate (B)	3.65%	3.69%	3.77%	3.81%	3.77%	3.76%
Depreciation Quota (C = A x B)	110	12	8	6	4	3
Net Regulatory Asset Base (D)	1,906	194	124	102	72	62
Pre-tax WACC (E)	12.26%	12.26%	12.26%	12.26%	12.26%	12.26%
Cost of Capital (F = D x E)	234	24	15	12	9	8
Special Obligations (G)	10	2	1	0	0	0
Regulatory EBITDA (H = C + F + G)	354	38	24	19	13	11
Regulatory OPEX (I)	447	82	33	28	21	21
Parcel B (J = H + I)	801	120	56	47	35	33
Productivity Index Parcel B ( K )	1.22%	1.18%	1.17%	1.19%	1.21%	1.30%
Quality Incentive Mechanism ( L)	0.00%	-0.33%	0.00%	-0.33%	1.00%	-0.64%
Parcel B with adjusts (M = J * (K - L)	791	119	56	46	34	33
Other Revenues (N)	36	3	1	1	1	1
Adjusted Parcel B (O = M - N)	755	116	54	45	33	31
Parcel A (P)	3,649	319	117	84	58	138
Required Revenue (Q = O + P)	4,404	436	171	130	91	169

Notes:

1) Management, Operation and Maintenance costs;

2) Annual cost of facilities and properties.

CPFL Santa Cruz, CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista and CPFL Mococa

On March 22, 2016, Aneel approved the result of the fourth Periodic Tariff Review of the distributors CPFL Santa Cruz, CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista and CPFL Mococa. Compared to the Extraordinary Tariff Review March 2015, the average effect for consumers was 7.2% for CPFL Santa Cruz, 12.8% for CPFL Sul Paulista, 13.3% for CPFL Leste Paulista, 9.0% for CPFL Mococa and 13.3% to CPFL Jaguari. The details can be found in the table above. The new tariffs came into force on March 22, 2016.

10.1.5) Operating Performance of Distribution

10.1.5.1) SAIDI and SAIFI

Since October 2015, CPFL Energia’s concession area has been experiencing high rainfall levels and higher lightning strike, which has increased the flood events, hampering the access of our teams and damaging our substations. Moreover, the lower amount of purges by critical days given the change in the factor of the occurrence threshold for reaching the critical day, has negatively impacted the operational indicators. The limit factor considers the last 24 months; 2013 had few occurrences, while 2015 had a higher number of occurrences.

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In 3Q16, CPFL Mococa’s SAIDI increased significantly due to a fire in an energy substation of a transmission company in the concession area. CPFL Energia operated in two fronts to restore the energy supply: through energy supply transference and through the installation of a mobile transfer.

Below we are presenting the results achieved by the distribution companies with regard to the main indicators that measure the quality and reliability of their supply of electric energy. The SAIDI (System Average Interruption Duration Index) measures the average duration, in hours, of interruption per consumer per year. The SAIFI (System Average Interruption Frequency Index) measures the average number of interruptions per consumer per year. The indicators suffered a soft increase due to climate phenomena mentioned above.

SAIDI and SAIFI Indexes[1]
Distributor	SAIDI (hours)						SAIFI (interruptions)
	2012	2013	2014	2015	3Q16	ANEEL[1]	2012	2013	2014	2015	3Q16	ANEEL[1]
CPFL Paulista	7.48	7.14	6.93	7.76	8.34	7.92	5.37	4.73	4.89	4.89	5.20	7.06
CPFL Piratininga	5.66	7.44	6.98	7.24	7.03	7.35	4.24	4.58	4.19	4.31	3.82	6.45
RGE	14.61	17.35	18.77	15.98	14.90	12.92	8.94	9.04	9.14	8.33	7.53	9.97
CPFL Santa Cruz	5.28	6.97	6.74	8.46	7.38	9.44	5.83	6.82	5.29	6.34	4.62	9.08
CPFL Jaguari	4.49	5.92	5.41	6.93	7.12	8.00	4.66	5.43	4.32	4.61	5.79	8.00
CPFL Mococa	5.83	4.86	6.88	7.04	10.94	10.19	5.69	4.93	7.31	5.92	6.80	8.79
CPFL Leste Paulista	8.26	7.58	8.48	7.92	7.83	9.79	6.57	6.33	6.30	5.67	5.19	8.49
CPFL Sul Paulista	10.80	9.08	9.69	11.51	16.05	10.46	9.01	6.71	7.03	9.47	12.42	8.73

1) Regulatory Agency (ANEEL) Limits - 2016

10.1.5.2) Losses

Find below the losses of the distributors during the quarter and the overall performance during the last quarters:

12M Accumulated Losses[1]	Technical Losses					Non-Technical Losses					Total Losses
	4Q15	1Q16	2Q16	3Q16	ANEEL[2]	4Q15	1Q16	2Q16	3Q16	ANEEL[2]	4Q15	1Q16	2Q16	3Q16	ANEEL[2]
CPFL Energia	6.31%	6.31%	6.40%	6.36%	6.32%	2.03%	2.53%	2.61%	2.57%	1.77%	8.34%	8.84%	9.01%	8.93%	8.09%
CPFL Paulista	3.51%	3.54%	3.62%	3.59%	6.32%	1.12%	1.42%	1.38%	1.42%	1.98%	4.63%	4.96%	5.00%	5.01%	8.30%
CPFL Piratininga	4.52%	4.48%	4.52%	4.51%	5.52%	2.40%	2.86%	2.87%	2.82%	1.43%	6.92%	7.34%	7.39%	7.34%	6.95%
RGE	7.64%	7.55%	7.45%	7.45%	7.28%	1.63%	1.98%	2.63%	2.29%	1.87%	9.27%	9.53%	10.08%	9.73%	9.15%
CPFL Santa Cruz	8.34%	8.72%	8.79%	8.65%	7.76%	0.47%	0.79%	0.81%	1.15%	0.52%	8.81%	9.51%	9.60%	9.80%	8.28%
CPFL Jaguari	3.48%	3.43%	3.36%	3.35%	4.28%	0.90%	1.31%	1.83%	1.27%	0.40%	4.37%	4.73%	5.19%	4.62%	4.67%
CPFL Mococa	7.69%	7.79%	7.75%	7.71%	8.17%	1.90%	2.56%	2.62%	2.46%	0.57%	9.58%	10.35%	10.36%	10.17%	8.74%
CPFL Leste Paulista	8.64%	8.48%	8.51%	8.57%	7.81%	3.13%	3.76%	2.94%	3.24%	1.15%	11.76%	12.23%	11.44%	11.81%	8.96%
CPFL Sul Paulista	7.42%	7.66%	7.83%	8.13%	5.94%	0.22%	0.91%	1.24%	1.46%	0.20%	7.64%	8.57%	9.07%	9.59%	6.15%

1) The data above are adequate to a better comparison with the regulatory losses trajectory defined by the Regulatory Agency (ANEEL). In CPFL Piratininga and RGE accounts, the high-tension customers are excluded.

2) The values of regulatory targets and trajectories losses are defined in the periodic tariff review (RTP). CPFL Paulista and RGE are on the 3rd PTRC and other distributors are in 4th PTRC.

The consolidated losses index of CPFL Energia was from 8.32% in 3Q15 to 8.93% in 3Q16, an increase of 0.61 b.p. This increase is mainly due to changes in the market breakdown, with increasing low voltage customers share, increase of energy injected in distribution lines (energy generated in SHPPs and transported to basic network) and worse macroeconomic scenario.

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3Q16 Results | November 10, 2016

However, when we compare to 2Q16 losses index, we note an improvement due to the lower impact of unbilled and higher collections actions aiming commercial losses (higher number of inspections in 8.0% in comparison to 2Q16). It is also important to highlight that the technical losses has reduced in the quarter.

In the 9M16, CPFL Energia invested R$ 26.7 million in anti-loss program. Of the total, R$ 23.9 million were designated to managerial expenses (removal of irregular connections and actions against fraud), totalizing 203 thousand inspections and R$ 2.8 million to operational investments (replacement of meters).

Find below losses in low voltage market and how was the performance during the quarters:

12-month Accumulated Losses - LV	Non-technical Losses / LV
	4Q15	1Q16	2Q16	3Q16	ANEEL
CPFL Paulista	4.89%	6.24%	6.04%	6.19%	4.61%
CPFL Piratininga	6.51%	7.81%	7.81%	7.69%	3.90%
RGE	4.03%	4.89%	6.50%	5.58%	4.41%
CPFL Santa Cruz	0.91%	1.53%	1.57%	2.27%	0.98%
CPFL Jaguari	3.60%	5.31%	7.50%	5.20%	1.60%
CPFL Mococa	3.29%	4.49%	4.61%	4.35%	0.98%
CPFL Leste Paulista	5.49%	6.67%	5.19%	5.82%	1.96%
CPFL Sul Paulista	0.57%	2.23%	2.91%	3.25%	0.51%

1) The data above are adequate to a better comparison with the regulatory losses trajectory defined by the Regulatory Agency (ANEEL). In CPFL Piratininga and RGE accounts, the high-tension customers are excluded.

2) The values of regulatory targets and trajectories losses are defined in the periodic tariff review (PTR). CPFL Paulista and RGE are on the 3rd PTRC and other distributors are in 4th PTRC.

10.2) Commercialization and Services Segments

Consolidated Income Statement - Commercialization and Services (Pro-forma - R$ Million)
	3Q16	3Q15	Var.	9M16	9M15	Var.
Gross Operating Revenue	792	593	33.6%	2,038	1,758	15.9%
Net Operating Revenue	705	526	34.0%	1,812	1,557	16.4%
EBITDA (IFRS)(1)	81	38	111.6%	165	127	30.2%
Net Income (IFRS)	55	35	55.7%	105	104	0.9%

Note:

EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result and depreciation/amortization;

Operating Revenue

In 3Q16, gross operating revenue reached R$ 792 million, representing an increase of 33.6% (R$ 199 million), while net operating revenue were up by 34.0% (R$ 179 million) to R$ 705 million.

EBITDA

In 3Q16, EBITDA totaled R$ 81 million, compared to R$ 38 million in 3Q15, an increase of 111.6%.

Net Income

In 3Q16, net income amounted to R$ 55 million, compared to a net income of R$ 35 million in 3Q15.

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3Q16 Results | November 10, 2016

10.3) Conventional Generation Segment

10.3.1) Economic-Financial Performance

Consolidated Income Statement - Conventional Generation - IFRS (Pro-forma - R$ Million)
	3Q16	3Q15	Var.	9M16	9M15	Var.
Gross Operating Revenue	283	273	3.4%	814	789	3.3%
Net Operating Revenue	256	249	3.0%	739	719	2.8%
Cost of Electric Power	(23)	(77)	-70.4%	(70)	(177)	-60.7%
Operating Costs & Expenses	(53)	(54)	-2.7%	(166)	(157)	5.8%
EBITDA(1)	280	193	44.8%	795	606	31.2%
Net Income	116	44	166.8%	348	166	109.9%

Note: (1) EBITDA is calculated from the sum of net income, taxes, financial result and depreciation/amortization

Consolidated Income Statement - Conventional Generation - Adjusted(1) (Pro-forma - R$ Million)
	3Q16	3Q15	Var.	9M16	9M15	Var.
Gross Operating Revenue	497	544	-8.7%	1,488	1,618	-8.0%
Net Operating Revenue	452	495	-8.6%	1,354	1,472	-8.0%
Cost of Electric Power	(32)	(102)	-69.0%	(99)	(280)	-64.7%
Operating Costs & Expenses	(123)	(175)	-29.7%	(395)	(536)	-26.2%
EBIT	297	217	36.7%	860	656	31.1%
EBITDA	354	277	27.9%	1,031	834	23.6%
Adjusted EBITDA(2)	354	331	6.8%	1,023	1,013	1.0%
Financial Income (Expense)	(142)	(160)	-10.9%	(392)	(447)	-12.4%
Income Before Taxes	155	57	169.2%	468	209	124.2%
Net Income	106	44	142.2%	318	150	111.2%
Adjusted Net Income(2)	106	80	32.9%	313	268	16.5%

Notes:

(1)    Proportional Consolidation of Conventional Generation (Ceran, Baesa, Enercan, Foz do Chapecó and Epasa);

(2)    Excluding the non-recurring effects in the EBITDA and in the Net Income.

Operating Revenue

In 3Q16, Gross Operating Revenue, considering the proportional consolidation of Conventional Generation, reached R$ 497 million, a reduction of 8.7% (R$ 47 million).

The variation in the gross operating revenue is mainly due to the following factors:

                    (i)        Reduction in Epasa’s revenues, in the amount of R$ 69 million, reflecting the lower dispatch and lower cost of acquisition of fuel oil;

                   (ii)        Reduction of revenue with the strategy put in place for the seasonality of physical guarantee in 3Q16 (R$ 36 million). In the Net Revenue, the seasonality of physical guarantee effect was R$ 31 million in 3Q16;

Partially offset by:

                  (iii)        Revenue increase due to prices adjustments in the PPAs of the Company’s hydroelectric power plants (Semesa, Ceran, Baesa, Enercan, Foz do Chapecó and Jaguari Geração) (R$ 47 million);

                 (iv)        Other effects (R$ 7 million).

The Net Operating Revenue reached R$ 452 million, a decrease of 8.6% (R$ 43 million).

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3Q16 Results | November 10, 2016

Cost of Electric Power

In 3Q16, the cost of electric power, considering the proportional consolidation of Conventional Generation, reached R$ 32 million, a reduction of 69.0% (R$ 71 million), due mainly to the following factors:

            (i)        Reduction of 90.0% in electric energy purchased for resale (R$ 73 million), due to:

✓  Reduction of R$ 34 million with GSF costs from R$ 36 million in 3Q15 – non-recurring effect - to R$ 3 million in 3Q16 7.

✓  Reduction of the energy purchased cost due to the strategy put in place for the seasonality of physical guarantee in 3Q16 (R$ 30 million). In 3Q15, the seasonality of physical guarantee effect was a loss of R$ 7 million – non-recurring effect;

✓  Reduction in purchase energy from bilateral contracts (R$ 9 million);

Partially offset by:

           (ii)        Increase of 10.6% in transmission and distribution network usage charges (R$ 2 million).

Operating Costs and Expenses

The operating costs and expenses, considering the proportional consolidation of Conventional Generation, reached R$ 123 million in 3Q16, compared to R$ 175 million in 3Q15, a reduction of 29.7% (R$ 52 million), due to the variations in:

     (i)       The adjusted PMSO item, that reached R$ 66 million in 3Q16, compared to R$ 115 million in 3Q15, registering a reduction of 43.0% (R$ 23 million).

   The table below lists the main variation in PMSO:

7 GSF of R$ 19 million, discounted the application of the percentage for GSF reimbursement, which covered the energy volume that was renegotiated in 2015

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3Q16 Results | November 10, 2016

MANAGERIAL ADJUSTMENTS IN PMSO, FOR COMPARISON PURPOSES (R$ million)
	3Q16	3Q15	Variation
			R$ MM	%
Reported PMSO (IFRS)
Personnel	(8.0)	(8.5)	0.4	-4.9%
Material	(0.7)	(0.1)	(0.6)	488.2%
Outsourced Services	(4.3)	(4.0)	(0.2)	6.0%
Other Operating Costs/Expenses	(9.1)	(8.9)	(0.1)	1.6%
Total Reported PMSO (IFRS) - (A)	(22.0)	(21.5)	(0.5)	2.4%
Proportional Consolidation
Personnel	(3.6)	(3.1)	(0.6)	18.0%
Material	(21.3)	(77.0)	55.7	-72.3%
Outsourced Services	(4.7)	(4.9)	0.3	-5.1%
Other Operating Costs/Expenses	(12.3)	(8.9)	(3.4)	38.2%
Total Proportional Consolidation - (B)	(41.9)	(93.9)	52.0	-55.4%
Adjusted PMSO
Personnel	(11.7)	(11.5)	(0.1)	1.2%
Material	(22.0)	(77.1)	55.2	-71.5%
Outsourced Services	(8.9)	(8.9)	0.0	-0.1%
Other Operating Costs/Expenses	(23.2)	(17.8)	(5.4)	30.5%
GSF Risk Premium	(8.9)	-	(8.9)	-
Others	(14.4)	(17.8)	3.4	-19.3%
Total Adjusted PMSO - (C) = (A) + (B)	(65.8)	(115.4)	49.6	-43.0%

This variation is explained mainly by the following aspects:

(i.1) Decrease of 71.5% in Material (R$ 55 million), mainly explained by additional material expenses related to the oil acquisition by Epasa (Termonordeste TPP and Termoparaíba TPP), that reduced R$ 52 million. The average Unit Variable Cost (CVU) this thermal plant decreased of R$ 392.81/MWh to R$ 349.69/MWh and thermal dispatch was lower in 73% when comparing the same quarters of each year.

Partially offset by:

(i.2) Personnel expenses, that which registered an increase of 1.2% and;

(i.3) Increase of 30.5% in Other operational costs/expenses (R$ 5 million), mainly due to hydrologic risk premium amortization – GSF (R$ 9 million); partially offset by decrease of expenses with Financial compensation for use of water resources - CFHUR (R$ 3 million) and gain with asset disposal (R$ 3 million)

    (ii)       Decrease of 39.1% in Intangible of Concession Amortization (R$ 2 million)

   (iii)       Decrease of 1.8% in Depreciation and Amortization (R$ 1 million)

EBITDA

In 3Q16, EBITDA (considering the proportional consolidation) was R$ 354 million, compared to R$ 277 million in 3Q15, an increase of 27.9% (R$ 77 million).

Considering the proportional consolidation and excluding the non-recurring effects, the Adjusted EBITDA totaled R$ 354 million in 3Q16, compared to R$ 331 million in 3Q15, an increase of 6.8% (R$ 23 million).

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3Q16 Results | November 10, 2016

EBITDA Conciliation - IFRS x Adjusted (R$ million)
	3Q16	3Q15	Var.
EBITDA - IFRS (A)	280	193	44.8%
(+) Proportional Consolidation (B)	74	84	-11.3%
EBITDA - Proportional Consolidation	354	277	27.9%
(+) Non-recurring effects (C)	-	54
GSF (Generation Scaling Factor)	-	48
Seasonality Effect	-	7
Adjusted EBITDA (A + B + C)	354	331	6.8%

Financial Result

In 3Q16, the financial result was a net expense of R$ 142 million, a decrease of 10.9% (R$ 17 million).

Financial Revenues moved from R$ 44 million in 3Q15 to R$ 45 million in 3Q16 (2.1% or R$ 1 million increase)

Financial Expenses moved from R$ 203 million in 3Q15 to R$ 187 million in 3Q16 (8.1% or R$ 17 million increase)

✓  Decrease of 30.8% in the monetary and foreign exchange updates (R$ 10 million)

✓  Decrease of 1.7%  in debt charges (R$ 3 million)

✓  Decrease of 9.8% in the Use of Public Asset - UBP  (R$ 1 million)

✓  Decrease of R$ 3 million in other effects.

Net Income

In 3Q16, net income (considering the proportional consolidation) was R$ 106 million, compared to a net income of R$ 44 million in 3Q15.

Considering the proportional consolidation and excluding the non-recurring effects, the Adjusted Net Income totaled R$ 106 million in 3Q16, compared to R$ 80 million in 3Q15, an increase of 32.9% (R$ 26 million).

Net Income Conciliation - IFRS x Adjusted (R$ million)
	3Q16	3Q15	Var.
Net Income - IFRS (A)	116	44	166.8%
(+) Proportional Consolidation (B)	(10)	0	0.0%
Net Income - Proportional Consolidation	106	44	142.2%
(+) Non-recurring effects (C)	-	36
GSF (Generation Scaling Factor)	-	31
Seasonality Effect	-	5
Adjusted Net Income (A + B + C)	106	80	32.9%

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3Q16 Results | November 10, 2016

10.4) CPFL Renováveis

10.4.1) Economic-Financial Performance

Consolidated Income Statement - CPFL Renováveis (100% Participation - R$ Million)
	3Q16	3Q15	Var. %	9M16	9M15	Var. %
Gross Operating Revenue (IFRS)	537	429	25.1%	1,213	1,134	7.0%
Net Operating Revenue	506	402	25.9%	1,145	1,062	7.8%
Cost of Electric Power	(82)	(44)	83.5%	(193)	(231)	-16.7%
Operating Costs & Expenses	(218)	(198)	9.9%	(635)	(599)	6.1%
PMSO	(79)	(62)	28.7%	(229)	(202)	13.4%
Depreciation/Amortization	(138)	(136)	1.4%	(407)	(397)	2.4%
EBIT	206	159	29.6%	317	232	36.5%
EBITDA (IFRS)(1)	345	296	16.6%	724	629	15.0%
Financial Income (Expense)	(133)	(118)	13.5%	(395)	(336)	17.3%
Income Before Taxes	73	42	74.7%	(78)	(104)	-25.4%
Net Income (IFRS)	50	26	90.1%	(117)	(131)	-10.6%

Note:

(1) Earnings before interest, taxes, depreciation and amortization

Consolidated Income Statement - CPFL Renováveis (Proportional Consolidation - R$ Million)[1]
	3Q16	3Q15	Var. %	9M16	9M15	Var. %
Gross Operating Revenue	278	223	24.5%	628	598	4.9%
Net Operating Revenue	262	209	25.2%	592	561	5.7%
Cost of Electric Power	(42)	(24)	72.8%	(98)	(132)	-25.3%
Operating Costs & Expenses	(113)	(102)	10.4%	(328)	(309)	6.1%
PMSO	(41)	(32)	30.2%	(119)	(104)	14.8%
Depreciation/Amortization	(71)	(70)	1.4%	(210)	(205)	2.4%
EBIT	107	82	29.6%	166	120	38.6%
EBITDA	178	153	16.6%	373	325	15.0%
Adjusted EBITDA(2)	178	161	10.6%	373	376	-0.6%
Financial Income (Expense)	(69)	(61)	13.5%	(204)	(174)	17.3%
Income Before Taxes	38	22	74.7%	(38)	(54)	-29.9%
Net Income	26	14	90.1%	(58)	(68)	-14.2%
Adjusted Net Income(2)	26	22	17.8%	(58)	(17)	247.5%

Notes:

(1) Considering:

a. Proportional Consolidation of CPFL Renováveis (51.61%);

b. Reclassify part of the GSF effects that are booked as a revenue to “Cost of Electric Power”;

c. Reclassify GSF premium risk booked as a revenue and “Cost of Electric” Power to “Others” in PMSO.

(2) Excluding the non-recurring effects in the EBITDA and in the Net Income.

Comments to CPFL Renováveis’ Financial Statements

In 3Q16, the main events that driven the Financial Statements were:

•         Commercial start-up of Mata Velha SHPP in May 2016 (24.0 MW);

•         Commercial start-up of Campo dos Ventos III wind farm in June 2016 (25.4 MW);

•         Commercial start-up of Campo dos Ventos I and V wind farms in July 2016 (both with 25.4 MW);

•         Commercial start-up of Santo Domingos wind farm in September 2016 (25.4 MW);

•         Partial commercial start-up of São Benedito wind farm in September 2016 (25.2 MW from 29.4MW);

All the wind farms mentioned above belongs to Campo dos Ventos and São Benedito Wind Power Complexes.

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3Q16 Results | November 10, 2016

Operating Revenue

Considering proportional participation, Gross Operating Revenue reached R$ 278 million in 3Q16, representing an increase of 24.5% (R$ 55 million). The increase can be mainly explained by the following factors:

(i)            Higher energy volume generated at wind farms due to higher wind speed in 3Q16 (R$ 21 million);

(ii)           Commercial startup and revenue from generation on a test basis of Campo dos Ventos e São Benedito wind farm complexes (R$ 14 million);

(iii)          Higher SHPPs revenue due to the difference in seasonality guarantee in 3Q16. It Is important to highlight that last year the seasonality of the SHPPs physical guarantee was concentrated mainly in 1Q15, while this year, the seasonality was equalized along the twelve months (R$ 12 million);

(iv)         Higher energy generation by the Bio Pedra biomass plant in 3Q16 due to the operational normalization after a damage in one of its turbines in May 2015 (R$ 6 million);

(v)          Effect of the strategy put in place for the seasonality of physical guarantee in 3Q15 – non-recurring effect (R$ 1 million);

(vi)         Other effects (R$ 1 million)

Net Operating Revenue reached R$ 262 million, representing an increase of 25.2% (R$ 53 million).

Cost of Electric Power

In 3Q16, the Cost of Electric Power (considering the proportional participation) reached R$ 42 million, representing an increase of 72.8% (R$ 18 million). This increase was a result of the following factors:

(i)            Renegotiation of the operational startup of Campo dos Ventos and São Benedito wind farms, generating an indemnity to CPFL Brasil in the amount of R$ 12 million in 3Q16;

(ii)           Seasonality differences between the periods, due to the trading strategy, resulting in energy purchase need (R$ 4 million);

(iii)          Energy purchase to meet SHPP’s sales contracts that were not part of MRE in 3Q16 (R$ 2 million);

(iv)         Recognition of R$ 1 million related to the effective energy generation of Eurus and Campo dos Ventos II wind farms. It is important to highlight that the energy generation was impacted by climate events, like El Niño, causing lower wind speed in the region where the wind farms are located;

(v)          Other effects (R$ 5 million)

Partially offset by:

(vi)         Lower GSF cost, representing R$ 5 million in 3Q15 – non-recurring effect (variation of R$ 5 million). After the GSF renegotiation in 4Q15, the Company has considered the remaining GSF as a recurring effect, and has considered the gains with the strategy put in place for the seasonality of physical guarantee of 2015 as a non-recurring effect, since the effects of seasonality are significantly reduced after the renegotiation of the GSF. The remaining GSF costs refer to the portion of the free market (ACL) contracts that were not renegotiated; and

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3Q16 Results | November 10, 2016

(vii)        Effect of the strategy put in place for the seasonality of physical guarantee in 3Q15, which did not happen in 3Q16 (R$ 1 million) - non-recurring effect.

Operating Costs and Expenses

In 3Q16, Operating Costs and Expenses (considering the proportional participation) reached R$ 113 million, representing an increase of 10.7% (R$ 11 million). The main variations were:

            (i)        PMSO item, which reached R$ 42 million, an increase of 30.2% (R$ 10 million). The table below shows a summary of the main variations:

Managerial Adjustments in PMSO, for comparison purposes (R$ Million)
	3Q16	3Q15	Variation
			R$ MM	%
Reported PMSO (IFRS)
Personnel	(22.6)	(19.5)	(3.1)	16.2%
Material	(2.3)	(5.1)	2.8	-55.2%
Outsourced Services	(42.4)	(34.3)	(8.2)	23.9%
Other Operating Costs/Expenses	(12.1)	(2.8)	(9.2)	324.4%
Total Reported PMSO (IFRS)	(79.4)	(61.7)	(17.7)	28.7%
Adjusted PMSO
Personnel	(11.7)	(10.0)	(1.6)	16.2%
Material	(1.2)	(2.6)	1.5	-55.2%
Outsourced Services	(21.9)	(17.7)	(4.2)	23.9%
Other Operating Costs/Expenses	(6.7)	(1.5)	(5.2)	357.1%
GSF Risk Premium	(0.8)	-	(0.8)	-
Others	(5.9)	(1.5)	(4.5)	303.7%
Total Adjusted PMSO	(41.5)	(31.8)	(9.6)	30.2%

The variations are explained in the following factors:

✓  Personnel: Increase of 16.2% (R$ 2 million), due to the collective bargaining agreement and higher number of employees

✓  Materials: Decrease of 55.2% (R$ 2 million) mainly due to lower purchases of wood chips to contribute to energy generation ;

✓  Services: Increase of 23.9% (4 million) mainly due to the growth of the operating portfolio e higher costs of O&M suppliers;

✓  Others: Mainly related to the GSF 8 premium risk payment in 3Q16 (R$ 1 million), which did not happen in 3Q15, besides other effects (R$ 5 million).

           (ii)        Depreciation and Amortization reached R$ 71 million, an increase of 1.4% (R$ 1 million), due mainly to the operational startup of Mata Velha SHPP, Campo dos Ventos I, III and V wind farms, besides the partial commercial startup of São Benedito Wind Farm.

EBITDA

In 3Q16, EBITDA (considering the proportional participation) was R$ 178 million, compared to R$ 153 million in 3Q15, an increase of 16.6% (R$ 25 million).

Considering the proportional participation and excluding the non-recurring effects, the Adjusted EBITDA totaled R$ 178 million in 3Q16, compared to R$ 161 million in 3Q15, an increase of 10.6% (R$ 17 million).

8 Hydrologic risk premium amortization is booked in revenue and “Cost of Electric Power”. In our managerial analysis, these amounts are reclassified to “Others” in PMSO.

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3Q16 Results | November 10, 2016

EBITDA Conciliation - IFRS vs. Ajusted (R$ Million)
	3Q16	3Q15	Var.	Var. (%)
EBITDA - IFRS (A)	345	296	49	16.6%
(+) Proportional Consolidation (B)	(167)	(143)	(24)	16.6%
EBITDA - Proportional Consolidation (C=A+B)	178	153	-	16.6%
(+) Non-recurring effects (D)	-	8	(8)	-
GSF and Energy Purchase for SHPP	-	6	(6)	-
Seasonality effect - SHPPs	-	2	(2)	-
Ajusted EBITDA (E=C-D)	178	161	17	10.6%

Financial Result

Considering the proportional participation in 3Q16, Net Financial Result was a net expense of R$ 69 million, representing an increase of 13.5% (R$ 8 million) in comparison to 3Q15.

The main factors that affected the financial income were:

            (i)        Lower returns from financial investments, due to higher cash burn on investments in course (R$ 5 million);

           (ii)        Other positive effects (R$ 2 million).

In the other hand, the main factors that affected the financial expenses were:

(i)            Higher accrued interest, mainly due to the higher reference indexers (R$ 8 million)

a.    Average-CDI of 13.97% p.y. in 3Q15 to 14.13% p.y. in 3Q16 and;

b.    TJLP of 6.5% p.y. in 3Q15 to 7.5% p.y. in 3Q16;

(ii)           Lower monetary and foreign exchange adjustments (R$ 3 million).

Net Income

In 3Q16, Net Income (considering the proportional participation) was R$ 26 million, compared to a Net Income of R$ 14 million in 3Q15, an increase of 90.1% (R$ 12 million).

Considering the proportional participation and excluding the non-recurring effects, the Adjusted Net Income totaled R$ 26 million in 3Q16, compared to an Adjusted Net Income of R$ 22 million in 3Q15, an increase of 17.8% (R$ 4 million).

Net Income Conciliation[1] - IFRS vs. Ajusted (R$ Million)
	3Q16	3Q15	Var.	Var. (%)
Net Income - IFRS (A)	50	26	24	90.1%
(+) Proportional Consolidation (B)	(24)	(13)	(11)	90.1%
Net Income - Proportional Consolidation (C=A+B)	26	14	-	90.1%
(+) Non-recurring effects1 (D)	-	8	(8)	-
GSF and Energy Purchase for SHPP	-	6	(6)	-
Seasonality effect - SHPPs	-	2	(2)	-
Ajusted Net Income (E=C-D)	26	22	4	17.8%

1) CPFL Renováveis has adopted in its tax management the presumed profit methodology. For this reason, the amounts of non-recurring effects listed on EBITDA conciliation are the same that are booked above.

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3Q16 Results | November 10, 2016

10.4.2) Status of Generation Projects – 100% Participation

On the date of this report, the portfolio of projects of CPFL Renováveis (100% Participation) totaled 1,998 MW of operating installed capacity and 131 MW of capacity under construction. The operational power plants comprises 39 Small Hydroelectric Power Plants – SHPPs (423 MW), 41 Wind Farms (1,204 MW), 8 Biomass Thermoelectric Power Plants (370 MW) and 1 Solar Power Plant (1 MW). Still under construction there are 4 Wind Farms (105 MW) and 1 SHPP (27 MW).

Additionally, CPFL Renováveis owns wind and SHPP projects under development totaling 2,987 MW, representing a total portfolio of 5,115 MW.

The table below illustrates the overall portfolio of assets (100% participation) in operation, construction and development, and its installed capacity on this date:

CPFL Renováveis - Portfolio (100% participation)
In MW	SHPP	Biomass	Wind	Solar	Total
Operating	423	370	1,204	1	1,998
Under construction	27	-	105	-	131
Under development	216	-	2,226	544	2,987
Total	666	370	3,535	545	5,115

Mata Velha SHPP

Aneel authorized the PCH Mata Velha commercial operation on May 9, 2016, whose entry into operation was initially scheduled for 1H17. The installed capacity is of 24.0 MW and the assured energy is of 13.1 average-MW. The energy was sold in 16th New Energia Auction (“LEN” in portuguese) held in 2013 (price: R$ 182.63/MWh – September 2016). The energy will be sold in the free market until the beginning of the as the operational startup will begin earlier than the deadline.

Campo dos Ventos Wind Farms and São Benedito Wind Farms

Campo dos Ventos Complex Wind Farms (São Domingos, Ventos de São Martinho e Campo dos Ventos I, III and V) and São Benedito Complex Wind Farms (Ventos de São Benedito, Ventos de Santo Dimas, Santa Mônica e Santa Úrsula), located at Rio Grande do Norte State, are under construction. The first wind turbine started commercial operations in May 2016 and the end of construction is planned for December 2016. The installed capacity is of 231.0 MW and the contracted energy is of 125.2 average-MW. The energy will be sold in the free market.

Until November-16, 83 wind turbines went into commercial operation. The entry of others will be gradual and that the works of completion of these projects are planned for the month of December 2016.

Pedra Cheirosa Wind Farms

Pedra Cheirosa Wind Farms (Pedra Cheirosa I and II), located at Ceará State, are under construction. Start-up is scheduled for 1H18. The installed capacity is of 48.3 MW and the assured energy is of 26.1 average-MW. Energy was sold through long-term contract in the A-5 auction 2013 (Pedra Cheirosa I - price: R$ 146.85/MWh | Pedra Cheirosa II – price: R$ 147.78, both in September 2016).

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Boa Vista II SHPP

SHPP Boa Vista II project, located in the state of Minas Gerais, has operations in input prediction from 1Q20. The installed capacity is of 26.5 MW and the assured energy is of 14.8 average-MW. Energy was sold through long-term contracts in the new energy auction A-5 2015 (price: R$ 228.67/MWh – September 2016).

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11) ATTACHMENTS

11.1) Statement of Assets – CPFL Energia

(R$ thousands)

	Consolidated
ASSETS	09/30/2016	12/31/2015	09/30/2015

CURRENT
Cash and Cash Equivalents	5,344,665	5,682,802	4,033,374
Consumers, Concessionaries and Licensees	3,540,804	3,174,918	3,350,246
Dividend and Interest on Equity	13,424	91,392	40,442
Financial Investments	53,147	23,633	17,729
Recoverable Taxes	376,849	475,211	310,008
Derivatives	111,761	627,493	700,201
Sectoral Financial Assets	239,341	1,464,019	1,257,608
Concession Financial Assets	10,563	9,630	9,459
Other Credits	674,211	959,553	1,405,527
TOTAL CURRENT	10,364,766	12,508,652	11,124,595

NON-CURRENT
Consumers, Concessionaries and Licensees	141,040	128,946	108,201
Affiliates, Subsidiaries and Parent Company	46,292	84,265	110,123
Judicial Deposits	499,126	1,227,527	1,199,922
Recoverable Taxes	166,102	167,159	145,079
Sectoral Financial Assets	-	489,945	1,044,407
Derivatives	664,538	1,651,260	1,770,333
Deferred Taxes	578,360	334,886	785,416
Concession Financial Assets	4,222,894	3,597,474	3,897,319
Investments at Cost	116,654	116,654	116,654
Other Credits	686,187	594,519	531,677
Investments	1,440,262	1,247,631	1,216,690
Property, Plant and Equipment	9,663,465	9,173,217	9,107,925
Intangible	8,963,014	9,210,338	8,699,525
TOTAL NON-CURRENT	27,187,935	28,023,819	28,733,271

TOTAL ASSETS	37,552,701	40,532,471	39,857,866

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11.2) Statement of Liabilities – CPFL Energia

(R$ thousands)

	Consolidated
LIABILITIES AND SHAREHOLDERS' EQUITY	09/30/2016	12/31/2015	09/30/2015

CURRENT
Suppliers	1,943,658	3,161,210	2,252,811
Accrued Interest on Debts	97,095	118,267	81,014
Accrued Interest on Debentures	231,417	232,227	262,914
Loans and Financing	1,434,598	2,831,654	2,769,337
Debentures	1,275,079	458,165	230,747
Employee Pension Plans	8,946	802	77,315
Regulatory Charges	284,841	852,017	1,478,920
Taxes, Fees and Contributions	671,486	653,342	646,556
Dividend and Interest on Equity	8,211	221,855	13,745
Accrued Liabilities	133,527	79,924	117,607
Derivatives	4,548	981	-
Sectoral Financial Liabilities	317,091	-	-
Public Utilities	9,941	9,457	4,343
Other Accounts Payable	737,258	904,971	889,721
TOTAL CURRENT	7,157,697	9,524,873	8,825,031

NON-CURRENT
Suppliers	633	633	633
Accrued Interest on Debts	130,813	120,659	103,939
Accrued Interest on Debentures	25,889	16,487	13,575
Loans and Financing	11,107,624	11,592,206	11,537,980
Debentures	5,106,400	6,363,552	6,729,581
Employee Pension Plans	857,031	474,318	337,839
Deferred Taxes	1,345,092	1,432,594	1,369,594
Reserve for Tax, Civil and Labor Risks	613,267	569,534	585,486
Derivatives	129,299	33,205	32,919
Sectoral Financial Liabilities	357,164	-	-
Public Utilities	87,666	83,124	84,686
Other Accounts Payable	180,457	191,148	200,506
TOTAL NON-CURRENT	19,941,335	20,877,460	20,996,739

SHAREHOLDERS' EQUITY
Capital	5,741,284	5,348,312	5,348,312
Capital Reserve	468,302	468,082	468,082
Legal Reserve	694,058	694,058	650,811
Statutory Reserve - Concession Financial Assets	724,308	585,451	496,885
Statutory Reserve - Strengthening of Working Capital	-	392,972	-
Other Comprehensive Income	(238,407)	185,321	247,642
Retained Earnings	644,988	-	417,120
	8,034,534	7,674,196	7,628,852
Non-Controlling Shareholders' Interest	2,419,136	2,455,942	2,407,245
TOTAL SHAREHOLDERS' EQUITY	10,453,670	10,130,138	10,036,096

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	37,552,701	40,532,471	39,857,866

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11.3) Income Statement – CPFL Energia (IFRS)

(R$ thousands)

Consolidated - IFRS
	3Q16	3Q15	Variation	9M16	9M15	Variation
OPERATING REVENUES
Electricity Sales to Final Customers	5,474,412	5,993,616	-8.7%	17,782,476	17,205,460	3.4%
Electricity Sales to Distributors	1,012,962	811,481	24.8%	2,401,179	2,730,703	-12.1%
Revenue from building the infrastructure	325,100	252,049	29.0%	816,950	767,769	6.4%
Sectorial financial assets and liabilities	(558,007)	727,814	-176.7%	(1,752,239)	2,311,969	-175.8%
Other Operating Revenues	1,077,085	860,087	25.2%	2,743,209	2,318,034	18.3%
	7,331,552	8,645,047	-15.2%	21,991,574	25,333,935	-13.2%
DEDUCTIONS FROM OPERATING REVENUES	(2,594,177)	(3,677,875)	-29.5%	(8,588,728)	(9,914,147)	-13.4%
NET OPERATING REVENUES	4,737,375	4,967,172	-4.6%	13,402,846	15,419,789	-13.1%
COST OF ELECTRIC ENERGY SERVICES
Electricity Purchased for Resale	(2,465,707)	(2,692,119)	-8.4%	(6,945,260)	(9,207,611)	-24.6%
Electricity Network Usage Charges	(304,806)	(447,923)	-32.0%	(1,017,820)	(1,141,970)	-10.9%
	(2,770,513)	(3,140,041)	-11.8%	(7,963,080)	(10,349,581)	-23.1%
OPERATING COSTS AND EXPENSES
Personnel	(261,189)	(237,429)	10.0%	(773,356)	(698,887)	10.7%
Material	(64,765)	(38,696)	67.4%	(143,821)	(105,822)	35.9%
Outsourced Services	(156,531)	(142,723)	9.7%	(463,319)	(412,743)	12.3%
Other Operating Costs/Expenses	(130,619)	(103,613)	26.1%	(469,521)	(417,956)	12.3%
Allowance for Doubtful Accounts	(34,161)	(31,644)	8.0%	(130,026)	(94,109)	38.2%
Legal and judicial expenses	(29,258)	(47,595)	-38.5%	(138,227)	(197,168)	-29.9%
Others	(67,201)	(24,374)	175.7%	(201,268)	(126,679)	58.9%
Cost of building the infrastructure	(324,154)	(251,887)	28.7%	(815,681)	(766,605)	6.4%
Employee Pension Plans	(23,658)	(16,347)	44.7%	(51,483)	(49,036)	5.0%
Depreciation and Amortization	(254,202)	(249,397)	1.9%	(750,297)	(719,004)	4.4%
Amortization of Concession's Intangible	(62,365)	(64,882)	-3.9%	(186,272)	(233,574)	-20.3%
	(1,277,483)	(1,104,974)	15.6%	(3,653,749)	(3,403,628)	7.3%
EBITDA[1]	1,074,917	1,080,322	-0.5%	2,923,964	2,744,995	6.5%
EBIT	689,379	722,157	-4.5%	1,786,017	1,666,580	7.2%
FINANCIAL REVENUES (EXPENSES)
Financial Revenues	335,467	420,915	-20.3%	1,141,838	1,037,481	10.1%
Financial Expenses	(706,920)	(767,451)	-7.9%	(1,944,253)	(1,937,505)	0.3%
	(371,453)	(346,537)	7.2%	(802,416)	(900,024)	-10.8%
EQUITY ACCOUNTING
Equity Accounting	68,971	43,887	57.2%	201,379	125,836	60.0%
Assets Surplus Value Amortization	(145)	(284)	-49.0%	(435)	(852)	-49.0%
	68,826	43,603	57.8%	200,944	124,985	60.8%
INCOME BEFORE TAXES ON INCOME	386,752	419,223	-7.7%	1,184,545	891,541	32.9%
Social Contribution	(35,448)	(40,337)	-12.1%	(125,116)	(104,972)	19.2%
Income Tax	(82,031)	(98,665)	-16.9%	(317,575)	(273,798)	16.0%
NET INCOME	269,272	280,221	-3.9%	741,854	512,771	44.7%
Controlling Shareholders' Interest	231,566	267,613	-13.5%	762,725	560,763	36.0%
Non-Controlling Shareholders' Interest	37,707	12,608	199.1%	(20,871)	(47,992)	-56.5%

Note: (1) EBITDA is calculated from the sum of net income, taxes, financial result and depreciation/amortization, according to CVM Instruction no. 527/12.

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11.4) Income Statement – CPFL Energia (Adjusted)

(Pro forma, R$ thousands)

Consolidated - Adjusted[1]
	3Q16	3Q15	Variation	9M16	9M15	Variation
OPERATING REVENUES
Electricity Sales to Final Customers	5,463,979	5,989,513	-8.8%	17,750,038	17,201,356	3.2%
Electricity Sales to Distributors	856,753	731,685	17.1%	2,122,128	2,533,673	-16.2%
Revenue from building the infrastructure	325,100	252,049	29.0%	816,950	767,769	6.4%
Sectorial financial assets and liabilities	(555,329)	597,187	-193.0%	(1,718,496)	2,115,902	-181.2%
Other Operating Revenues	1,086,092	860,850	26.2%	2,762,161	2,316,682	19.2%
	7,176,595	8,431,284	-14.9%	21,732,782	24,935,383	-12.8%
DEDUCTIONS FROM OPERATING REVENUES	(2,588,122)	(3,662,948)	-29.3%	(8,578,662)	(9,863,450)	-13.0%
NET OPERATING REVENUES	4,588,473	4,768,336	-3.8%	13,154,120	15,071,934	-12.7%
COST OF ELECTRIC ENERGY SERVICES
Electricity Purchased for Resale	(2,323,017)	(2,492,062)	-6.8%	(6,518,976)	(8,513,098)	-23.4%
Electricity Network Usage Charges	(311,132)	(455,515)	-31.7%	(1,037,652)	(1,161,294)	-10.6%
	(2,634,149)	(2,947,577)	-10.6%	(7,556,628)	(9,674,392)	-21.9%
OPERATING COSTS AND EXPENSES
Personnel	(254,359)	(231,091)	10.1%	(753,116)	(681,800)	10.5%
Material	(84,963)	(112,527)	-24.5%	(226,842)	(343,493)	-34.0%
Outsourced Services	(141,071)	(131,205)	7.5%	(421,664)	(381,157)	10.6%
Other Operating Costs/Expenses	(141,381)	(112,713)	25.4%	(493,464)	(374,409)	31.8%
Allowance for Doubtful Accounts	(34,152)	(31,377)	8.8%	(129,845)	(93,865)	38.3%
Legal and judicial expenses	(30,312)	(46,488)	-34.8%	(135,309)	(148,797)	-9.1%
Others	(76,917)	(34,847)	120.7%	(228,310)	(131,747)	73.3%
Cost of building the infrastructure	(324,154)	(251,887)	28.7%	(815,681)	(766,605)	6.4%
Employee Pension Plans	(23,658)	(16,347)	44.7%	(51,483)	(49,036)	5.0%
Depreciation and Amortization	(232,156)	(226,886)	2.3%	(688,207)	(665,934)	3.3%
Amortization of Concession's Intangible	(43,987)	(48,911)	-10.1%	(131,538)	(176,597)	-25.5%
	(1,245,729)	(1,131,566)	10.1%	(3,581,995)	(3,439,031)	4.2%
ADJUSTED EBITDA[2]	984,738	964,990	2.0%	2,835,243	2,801,041	1.2%
EBIT	708,595	689,193	2.8%	2,015,498	1,958,510	2.9%
FINANCIAL REVENUES (EXPENSES)
Financial Revenues	327,059	397,166	-17.7%	1,116,982	972,972	14.8%
Financial Expenses	(667,754)	(604,656)	10.4%	(1,872,253)	(1,651,213)	13.4%
	(340,695)	(207,489)	64.2%	(755,272)	(678,240)	11.4%
INCOME BEFORE TAXES ON INCOME	367,900	481,704	-23.6%	1,260,226	1,280,270	-1.6%
Social Contribution	(38,169)	(47,440)	-19.5%	(138,387)	(136,064)	1.7%
Income Tax	(94,856)	(122,038)	-22.3%	(358,543)	(360,943)	-0.7%
ADJUSTED NET INCOME	234,876	312,226	-24.8%	763,296	783,263	-2.5%
Notes:
(1) Adjusted figures take into account CPFL’s equivalent stake in each generation project and disregard non-recurring effects;
(2) EBITDA is calculated from the sum of net income, taxes, financial result and depreciation/amortization, according to CVM Instruction no. 527/12.

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11.5) Cash Flow – CPFL Energia

(R$ thousands)

Consolidated

	3Q16	Last 12M

Beginning Balance	5,464,783	4,033,374

Net Income Before Taxes	386,752	1,747,458

Depreciation and Amortization	316,567	1,263,892
Interest on Debts and Monetary and Foreign Exchange Restatements	598,758	1,805,805
Consumers, Concessionaries and Licensees	(141,301)	(384,832)
Sectoral Financial Assets	586,319	2,587,347
Accounts Receivable - Resources Provided by the CDE/CCEE	(127,903)	603,542
Suppliers	255,655	(309,153)
Sectoral Financial Liabilities	(28,306)	247,628
Accounts Payable - CDE	(8,004)	(50,375)
Interest on Debts and Debentures Paid	(428,441)	(1,642,397)
Income Tax and Social Contribution Paid	(324,079)	(710,631)
Others	59,549	(243,975)
	758,814	3,166,851

Total Operating Activities	1,145,566	4,914,309

Investment Activities
Acquisition of Property, Plant and Equipment, and Intangibles	(609,960)	(2,056,090)
Others	(55,326)	(72,040)
Total Investment Activities	(665,286)	(2,128,130)

Financing Activities
Capital Increase by Non Controlling Shareholders	247	254
Loans and Debentures	926,123	2,644,441
Principal Amortization of Loans and Debentures, Net of Derivatives	(1,311,151)	(3,854,575)
Dividend and Interest on Equity Paid	(213,056)	(232,488)
Others	(2,561)	(32,520)
Total Financing Activities	(600,398)	(1,474,888)

Cash Flow Generation	(120,118)	1,311,291

Ending Balance - 09/30/2016	5,344,665	5,344,665

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11.6) Income Statement – Conventional Generation Segment (IFRS)

(Pro forma, R$ thousands)

Conventional Generation (IFRS)
	3Q16	3Q15	Var.	9M16	9M15	Var.
OPERATING REVENUE
Eletricity Sales to Final Consumers	-	-	-	-	-	-
Eletricity Sales to Distributors	278.203	272.066	2,3%	807.409	784.724	2,9%
Other Operating Revenues	4.330	1.299	233,3%	7.058	3.893	81,3%
	282.533	273.365	3,4%	814.467	788.616	3,3%
DEDUCTIONS FROM OPERATING REVENUE	(26.270)	(24.672)	6,5%	(75.262)	(69.410)	8,4%
NET OPERATING REVENUE	256.262	248.693	3,0%	739.205	719.207	2,8%
COST OF ELETRIC ENERGY SERVICES
Eletricity Purchased for Resale	(16.540)	(71.100)	-76,7%	(51.788)	(161.089)	-67,9%
Eletricity Network Usage Charges	(6.283)	(5.891)	6,6%	(17.962)	(16.267)	10,4%
	(22.823)	(76.991)	-70,4%	(69.751)	(177.356)	-60,7%
OPERATING COSTS AND EXPENSES
Personnel	(8.038)	(8.452)	-4,9%	(27.239)	(24.586)	10,8%
Material	(666)	(113)	488,2%	(2.119)	(1.697)	24,9%
Outsourced Services	(4.269)	(4.029)	6,0%	(13.690)	(13.702)	-0,1%
Other Operating Costs/Expenses	(9.059)	(8.912)	1,6%	(31.181)	(21.030)	48,3%
Employee Pension Plans	(517)	(837)	-38,3%	(1.160)	(340)	241,4%
Depreciation and Amortization	(27.756)	(27.882)	-0,5%	(83.585)	(83.873)	-0,3%
Amortization of Concession's Intangible	(2.492)	(4.046)	-38,4%	(7.475)	(12.138)	-38,4%
	(52.797)	(54.272)	-2,7%	(166.449)	(157.365)	5,8%
EBITDA	279.862	192.961	45,0%	795.011	605.481	31,3%
EBIT	180.642	117.429	53,8%	503.006	384.486	30,8%
FINANCIAL INCOME (EXPENSE)
Financial Income	37.267	32.726	13,9%	134.516	83.482	61,1%
Financial Expenses	(148.514)	(156.152)	-4,9%	(416.275)	(413.081)	0,8%
Interest on Equity	-	-	-	-	-	-
	(111.247)	(123.426)	-9,9%	(281.759)	(329.598)	-14,5%
EQUITY ACCOUNTING
Equity Accounting	68.971	43.603	58,2%	200.944	124.985	60,8%
Assets Surplus Value Amortization	145	284	-48,9%	435	852	-48,9%
	68.971	43.603	58,2%	200.944	124.985	60,8%
INCOME BEFORE TAXES ON INCOME	138.367	37.607	267,9%	422.191	179.872	134,7%
Social Contribution	(5.871)	1.478	-497,2%	(19.702)	(3.856)	411,0%
Income Tax	(16.333)	4.169	-491,8%	(54.487)	(10.894)	400,2%
NET INCOME (LOSS)	116.163	43.254	168,6%	348.002	165.122	110,8%
Controlling Shareholders' Interest	103.763	43.664	137,6%	315.257	150.223	109,9%
Non-Controlling Shareholders' Interest	12.255 -	410	0,0%	32.744	14.899	119,8%

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11.7) Income Statement – Conventional Generation Segment (Adjusted)

(Pro forma, R$ thousands)

Conventional Generation (Adjusted)
	3Q16	3Q15	Var.	9M16	9M15	Var.
OPERATING REVENUE
Eletricity Sales to Final Consumers	-	-	-	-	-	-
Eletricity Sales to Distributors	492,798	542,889	-9.2%	1,482,601	1,615,660	-8.2%
Other Operating Revenues	3,778	716	427.5%	4,999	1,933	158.6%
	496,576	543,605	-8.7%	1,487,601	1,617,593	-8.0%
DEDUCTIONS FROM OPERATING REVENUE	(44,582)	(48,884)	-8.8%	(133,425)	(145,557)	-8.3%
NET OPERATING REVENUE	451,994	494,720	-8.6%	1,354,176	1,472,036	-8.0%
COST OF ELETRIC ENERGY SERVICES
Eletricity Purchased for Resale	(8,131)	(26,558)	-69.4%	(39,345)	(39,922)	-1.4%
Eletricity Network Usage Charges	(23,659)	(21,390)	10.6%	(67,307)	(61,440)	9.5%
	(31,789)	(47,948)	-33.7%	(106,652)	(101,362)	5.2%
OPERATING COSTS AND EXPENSES
Personnel	(11,666)	(11,529)	1.2%	(37,875)	(33,309)	13.7%
Material	(21,972)	(77,142)	-71.5%	(88,379)	(246,378)	-64.1%
Outsourced Services	(8,937)	(8,949)	-0.1%	(25,508)	(29,228)	-12.7%
Other Operating Costs/Expenses	(23,218)	(17,792)	30.5%	(71,467)	(48,667)	46.8%
Employee Pension Plans	(517)	(113)	356.5%	(1,160)	(340)	241.4%
Depreciation and Amortization	(54,169)	(55,151)	-1.8%	(163,116)	(165,155)	-1.2%
Amortization of Concession's Intangible	(2,636)	(4,330)	-39.1%	(7,909)	(12,990)	-39.1%
	(123,115)	(175,006)	-29.7%	(395,414)	(536,066)	-26.2%
EBITDA	353,895	331,248	6.8%	1,023,135	1,012,752	1.0%
EBIT	297,090	271,767	9.3%	852,110	834,607	2.1%
FINANCIAL INCOME (EXPENSE)
Financial Income	44,626	43,716	2.1%	159,629	96,426	65.5%
Financial Expenses	(186,981)	(203,499)	-8.1%	(551,428)	(543,660)	1.4%
Interest on Equity	-	-	-	-	-	-
	(142,355)	(159,783)	-10.9%	(391,799)	(447,234)	-12.4%
EQUITY ACCOUNTING
Equity Accounting	-	-	-	-	-	-
Assets Surplus Value Amortization	-	-	-	-	-	-
	-	-	-	-	-	-
INCOME BEFORE TAXES ON INCOME	154,735	111,984	38.2%	460,311	387,374	18.8%
Social Contribution	(13,598)	(9,218)	47.5%	(41,366)	(34,038)	21.5%
Income Tax	(35,264)	(23,091)	52.7%	(106,339)	(85,002)	25.1%
NET INCOME (LOSS)	105,873	79,675	32.9%	312,605	268,334	16.5%

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3Q16 Results | November 10, 2016

11.8) Income Statement – CPFL Renováveis (IFRS)

(R$ thousands)

Consolidated - IFRS (100% Participation)
	3Q16	3Q15	Var. %	9M16	9M15	Var. %
OPERATING REVENUES
Eletricity Sales to Final Consumers	22,934	8,481	170.4%	68,410	8,481	706.7%
Eletricity Sales to Distributors	511,671	420,018	21.8%	1,133,436	1,119,415	1.3%
Other Operating Revenues	2,700	858	214.8%	11,445	5,921	93.3%
	537,305	429,356	25.1%	1,213,291	1,133,817	7.0%
DEDUCTIONS FROM OPERATING REVENUES	(31,492)	(27,462)	14.7%	(68,560)	(71,888)	-4.6%
NET OPERATING REVENUES	505,813	401,894	25.9%	1,144,731	1,061,929	7.8%
COST OF ELETRIC ENERGY SERVICES
Eletricity Purchased for Resale	(57,569)	(26,816)	114.7%	(127,761)	(174,255)	-26.7%
Eletricity Netw ork Usage Charges	(23,938)	(17,600)	36.0%	(64,757)	(56,844)	13.9%
	(81,507)	(44,415)	83.5%	(192,518)	(231,099)	-16.7%
OPERATING COSTS AND EXPENSES
Personnel	(22,600)	(19,457)	16.2%	(63,811)	(53,339)	19.6%
Material	(2,289)	(5,113)	-55.2%	(6,948)	(14,487)	-52.0%
Outsourced Services	(42,446)	(34,267)	23.9%	(116,503)	(99,586)	17.0%
Other Operating Costs/Expenses	(12,075)	(2,845)	324.4%	(41,327)	(34,117)	21.1%
Depreciation and Amortization	(100,144)	(102,875)	-2.7%	(292,670)	(277,652)	5.4%
Amortization of Concession's Intangible	(38,277)	(33,591)	14.0%	(114,010)	(119,510)	-4.6%
	(217,831)	(198,147)	9.9%	(635,268)	(598,690)	6.1%
EBITDA (IFRS)(1)	344,895	295,797	16.6%	723,624	629,302	15.0%
EBIT	206,474	159,332	29.6%	316,945	232,140	36.5%
FINANCIAL INCOME (EXPENSE)
Financial Income	33,487	39,558	-15.3%	98,738	99,046	-0.3%
Financial Expenses	(166,874)	(157,064)	6.2%	(493,306)	(435,289)	13.3%
	(133,387)	(117,506)	13.5%	(394,569)	(336,243)	17.3%
INCOME BEFORE TAXES ON INCOME	73,087	41,825	74.7%	(77,624)	(104,102)	-25.4%
Social Contribution	(10,347)	(7,426)	39.3%	(17,345)	(12,964)	33.8%
Income Tax	(12,620)	(8,032)	57.1%	(22,492)	(14,293)	57.4%
NET INCOME (IFRS)	50,121	26,367	90.1%	(117,461)	(131,360)	-10.6%
Controlling Shareholders' Interest	47,797	25,865	84.8%	(123,705)	(132,651)	-6.7%
Non-Controlling Shareholders' Interest	2,324	502	362.8%	6,244	1,291	383.5%
1) EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result and depreciation/amortization, as CVM Instruction no.527/12.

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3Q16 Results | November 10, 2016

11.9) Income Statement – CPFL Renováveis (Adjusted)

(Pro forma, R$ thousands)

Consolidated - Adjusted (Proportional Consolidation)
	3Q16	3Q15	Var. %	9M16	9M15	Var. %
OPERATING REVENUES
Eletricity Sales to Final Consumers	11,836	4,377	170.4%	35,307	4,377	706.7%
Eletricity Sales to Distributors	264,716	219,746	20.5%	586,457	586,032	0.1%
Other Operating Revenues	1,394	443	214.8%	5,907	3,056	93.3%
	277,946	224,566	23.8%	627,670	593,465	5.8%
DEDUCTIONS FROM OPERATING REVENUES	(16,283)	(14,246)	14.3%	(35,393)	(37,422)	-5.4%
NET OPERATING REVENUES	261,663	210,319	24.4%	592,277	556,042	6.5%
COST OF ELETRIC ENERGY SERVICES
Eletricity Purchased for Resale	(29,840)	(8,395)	255.4%	(64,985)	(52,521)	23.7%
Eletricity Netw ork Usage Charges	(12,355)	(9,083)	36.0%	(33,422)	(29,338)	13.9%
	(42,195)	(17,478)	141.4%	(98,407)	(81,859)	20.2%
OPERATING COSTS AND EXPENSES
Personnel	(11,664)	(10,042)	16.2%	(32,933)	(27,529)	19.6%
Material	(1,182)	(2,639)	-55.2%	(3,586)	(7,477)	-52.0%
Outsourced Services	(21,907)	(17,686)	23.9%	(60,128)	(51,397)	17.0%
Other Operating Costs/Expenses	(6,711)	(1,468)	357.1%	(22,768)	(11,944)	90.6%
Depreciation and Amortization	(51,685)	(53,095)	-2.7%	(151,050)	(143,299)	5.4%
Amortization of Concession's Intangible	(19,755)	(17,337)	14.0%	(58,841)	(61,680)	-4.6%
	(112,904)	(102,266)	10.4%	(329,307)	(303,326)	8.6%
EBITDA Adjusted (1)	178,004	161,007	10.6%	373,470	375,836	-0.6%
EBIT	106,563	90,575	17.7%	164,564	170,857	-3.7%
FINANCIAL INCOME (EXPENSE)
Financial Income	17,283	20,416	-15.3%	50,959	51,119	-0.3%
Financial Expenses	(86,125)	(81,062)	6.2%	(254,600)	(224,657)	13.3%
	(68,842)	(60,646)	13.5%	(203,641)	(173,538)	17.3%
INCOME BEFORE TAXES ON INCOME	37,721	29,929	26.0%	(37,638)	(2,681)	1303.8%
Social Contribution	(5,340)	(3,833)	39.3%	(8,952)	(6,691)	33.8%
Income Tax	(6,513)	(4,145)	57.1%	(11,608)	(7,377)	57.4%
NET INCOME Adjusted(1)	25,868	21,951	17.8%	(58,199)	(16,749)	247.5%
1) Please, considers:
(i) Proportional participation (51.61%);
(ii) Exclusion of the non-recurring effect (R$ 8 million in 3Q15);
Renováveis is reclassified as a cost in our pro forma analysis;
in 9M16) is reclassified as “Other Operating Costs/Expenses”.

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3Q16 Results | November 10, 2016

11.10) Income Statement – Distribution Segment (IFRS)

(Pro forma, R$ thousands)

Consolidated
	3Q16	3Q15	Variation	9M16	9M15	Variation
OPERATING REVENUE
Electricity Sales to Final Customers	5,056,216	5,703,678	-11.4%	16,664,433	16,355,097	1.9%
Electricity Sales to Distributors	217,629	109,989	97.9%	458,873	721,983	-36.4%
Revenue from building the infrastructure	299,165	247,560	20.8%	782,162	735,825	6.3%
Sectoral financial assets and liabilities	(558,007)	727,814	-	(1,752,239)	2,311,969	-
Other Operating Revenues	1,022,916	840,752	21.7%	2,623,450	2,242,591	17.0%
	6,037,919	7,629,793	-20.9%	18,776,679	22,367,467	-16.1%
DEDUCTIONS FROM OPERATING REVENUE	(2,473,700)	(3,579,976)	-30.9%	(8,276,677)	(9,622,361)	-14.0%
NET OPERATING REVENUE	3,564,219	4,049,817	-12.0%	10,500,002	12,745,106	-17.6%
COST OF ELECTRIC ENERGY SERVICES
Electricity Purchased for Resale	(2,108,341)	(2,381,929)	-11.5%	(5,985,341)	(8,175,128)	-26.8%
Electricity Network Usage Charges	(278,240)	(427,507)	-34.9%	(945,928)	(1,074,535)	-12.0%
	(2,386,581)	(2,809,436)	-15.1%	(6,931,269)	(9,249,663)	-25.1%
OPERATING COSTS AND EXPENSES
Personnel	(167,303)	(163,408)	2.4%	(508,291)	(487,342)	4.3%
Material	(32,585)	(26,157)	24.6%	(90,090)	(69,797)	29.1%
Outsourced Services	(163,632)	(133,395)	22.7%	(467,274)	(380,879)	22.7%
Other Operating Costs/Expenses	(106,175)	(92,290)	15.0%	(395,246)	(367,868)	7.4%
Allowance for Doubtful Accounts	(32,534)	(31,269)	4.0%	(126,696)	(90,832)	39.5%
Legal and Judicial Expenses	(28,698)	(41,233)	-30.4%	(126,840)	(181,929)	-30.3%
Others	(44,942)	(19,789)	127.1%	(141,709)	(95,107)	49.0%
Cost of building the infrastructure	(299,165)	(247,560)	20.8%	(782,162)	(735,825)	6.3%
Employee Pension Plans	(23,141)	(16,234)	42.5%	(50,323)	(48,696)	3.3%
Depreciation and Amortization	(120,964)	(112,697)	7.3%	(358,680)	(342,582)	4.7%
Amortization of Concession's Intangible	(5,918)	(5,014)	18.0%	(17,753)	(15,404)	15.2%
	(918,883)	(796,755)	15.3%	(2,669,818)	(2,448,394)	9.0%
EBITDA (IFRS)(1)	385,637	561,337	-31.3%	1,275,348	1,405,035	-9.2%
EBIT	258,755	443,626	-41.7%	898,916	1,047,049	-14.1%
FINANCIAL INCOME (EXPENSE)
Financial Income	233,581	301,861	-22.6%	826,408	746,938	10.6%
Financial Expenses	(384,507)	(427,213)	-10.0%	(982,232)	(1,001,381)	-1.9%
Interest on Equity
	(150,926)	(125,351)	20.4%	(155,824)	(254,443)	-38.8%
INCOME BEFORE TAXES ON INCOME	107,829	318,274	-66.1%	743,092	792,606	-6.2%
Social Contribution	(12,318)	(31,358)	-60.7%	(74,891)	(74,977)	-0.1%
Income Tax	(31,594)	(85,909)	-63.2%	(199,480)	(206,160)	-3.2%
Net Income (IFRS)	63,916	201,007	-68.2%	468,720	511,469	-8.4%
Note:
(1) EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result and depreciation/amortization, as CVM Instruction no. 527/12.

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3Q16 Results | November 10, 2016

11.11) Income Statement – Distribution Segment (Adjusted)

(Pro forma, R$ thousands)

Consolidated
	3Q16	3Q15	Variation	9M16	9M15	Variation
OPERATING REVENUE
Electricity Sales to Final Customers	5,056,216	5,703,678	-11.4%	16,664,433	16,355,097	1.9%
Electricity Sales to Distributors	217,629	109,989	97.9%	458,873	721,983	-36.4%
Revenue from building the infrastructure	299,165	247,560	20.8%	782,162	735,825	6.3%
Sectoral financial assets and liabilities	(555,330)	597,187	-	(1,718,497)	2,115,902	-
Other Operating Revenues	1,022,916	840,752	21.7%	2,623,450	2,242,591	17.0%
	6,040,596	7,499,166	-19.4%	18,810,422	22,171,400	-15.2%
DEDUCTIONS FROM OPERATING REVENUE	(2,473,700)	(3,567,893)	-30.7%	(8,276,677)	(9,573,008)	-13.5%
NET OPERATING REVENUE	3,566,896	3,931,273	-9.3%	10,533,745	12,598,392	-16.4%
COST OF ELECTRIC ENERGY SERVICES
Electricity Purchased for Resale	(2,108,341)	(2,381,929)	-11.5%	(5,985,341)	(8,175,128)	-26.8%
Electricity Network Usage Charges	(278,240)	(427,507)	-34.9%	(945,928)	(1,074,535)	-12.0%
	(2,386,581)	(2,809,436)	-15.1%	(6,931,269)	(9,249,663)	-25.1%
OPERATING COSTS AND EXPENSES
Personnel	(167,303)	(163,408)	2.4%	(508,291)	(487,342)	4.3%
Material	(32,585)	(26,157)	24.6%	(90,090)	(69,797)	29.1%
Outsourced Services	(163,632)	(133,395)	22.7%	(467,274)	(380,879)	22.7%
Other Operating Costs/Expenses	(106,175)	(92,290)	15.0%	(395,246)	(318,056)	24.3%
Allowance for Doubtful Accounts	(32,534)	(31,269)	4.0%	(126,696)	(90,832)	39.5%
Legal and Judicial Expenses	(28,698)	(41,233)	-30.4%	(126,840)	(132,117)	-4.0%
Others	(44,942)	(19,789)	127.1%	(141,709)	(95,107)	49.0%
Cost of building the infrastructure	(299,165)	(247,560)	20.8%	(782,162)	(735,825)	6.3%
Employee Pension Plans	(23,141)	(16,234)	42.5%	(50,323)	(48,696)	3.3%
Depreciation and Amortization	(120,964)	(112,697)	7.3%	(358,680)	(342,582)	4.7%
Amortization of Concession's Intangible	(5,918)	(5,014)	18.0%	(17,753)	(15,404)	15.2%
	(918,883)	(796,755)	15.3%	(2,669,818)	(2,398,582)	11.3%
Adjusted EBITDA(1)	388,314	442,793	-12.3%	1,309,091	1,308,132	0.1%
EBIT	261,433	325,082	-19.6%	932,659	950,146	-1.8%
FINANCIAL INCOME (EXPENSE)
Financial Income	233,581	301,861	-22.6%	826,408	736,381	12.2%
Financial Expenses	(387,185)	(308,668)	25.4%	(1,015,974)	(814,109)	24.8%
Interest on Equity
	(153,604)	(6,807)	2156.5%	(189,567)	(77,728)	143.9%
INCOME BEFORE TAXES ON INCOME	107,829	318,274	-66.1%	743,092	872,418	-14.8%
Social Contribution	(12,318)	(31,358)	-60.7%	(74,891)	(82,160)	-8.8%
Income Tax	(31,594)	(85,909)	-63.2%	(199,480)	(226,113)	-11.8%
Adjusted Net Income(2)	63,916	201,007	-68.2%	468,720	564,145	-16.9%
Notes:
(1) Adjusted EBITDA excludes the non-recurring effects and the exchange variation in Itaipu invoices (negative effect of R$ 3 million in 3Q16 and positive effect of R$ 119 million in 3Q15);
(2) Adjusted Net Income excludes the non-recurring effects.

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3Q16 Results | November 10, 2016

11.12) Economic-Financial Performance – Distributors

(R$ thousands)

Summary of Income Statement by Distribution Company (R$ Thousands)

CPFL PAULISTA

	3Q16	3Q15	Var.	9M16	9M15	Var.
Gross Operating Revenue	3,111,428	4,086,626	-23.9%	9,712,671	11,783,067	-17.6%
Net Operating Revenue	1,835,304	2,155,126	-14.8%	5,457,006	6,632,712	-17.7%
Cost of Electric Power	(1,255,263)	(1,519,877)	-17.4%	(3,679,409)	(4,875,263)	-24.5%
Operating Costs & Expenses	(460,609)	(393,575)	17.0%	(1,341,159)	(1,243,089)	7.9%
EBIT	119,432	241,673	-50.6%	436,438	514,360	-15.1%
EBITDA (IFRS)(1)	173,395	295,005	-41.2%	596,010	677,245	-12.0%
Financial Income (Expense)	(86,802)	(106,357)	-18.4%	(61,482)	(165,717)	-62.9%
Income Before Taxes	32,631	135,316	-75.9%	374,957	348,643	7.5%
Net Income (IFRS)	17,278	83,982	-79.4%	235,118	221,667	6.1%

CPFL PIRATININGA

	3Q16	3Q15	Var.	9M16	9M15	Var.
Gross Operating Revenue	1,380,474	1,654,526	-16.6%	4,341,430	5,055,216	-14.1%
Net Operating Revenue	788,209	838,533	-6.0%	2,323,549	2,807,103	-17.2%
Cost of Electric Power	(553,388)	(616,293)	-10.2%	(1,612,643)	(2,103,498)	-23.3%
Operating Costs & Expenses	(179,594)	(150,305)	19.5%	(506,317)	(473,049)	7.0%
EBIT	55,228	71,935	-23.2%	204,589	230,556	-11.3%
EBITDA (IFRS)(1)	78,399	96,093	-18.4%	273,693	302,799	-9.6%
Financial Income (Expense)	(29,519)	28,708	-202.8%	(22,580)	1,535	-1571.3%
Income Before Taxes	25,709	100,643	-74.5%	182,009	232,090	-21.6%
Net Income (IFRS)	15,178	64,184	-76.4%	112,604	150,216	-25.0%

RGE

	3Q16	3Q15	Var.	9M16	9M15	Var.
Gross Operating Revenue	1,204,924	1,467,087	-17.9%	3,682,646	4,323,838	-14.8%
Net Operating Revenue	726,108	821,028	-11.6%	2,094,197	2,610,508	-19.8%
Cost of Electric Power	(453,206)	(530,790)	-14.6%	(1,288,232)	(1,824,864)	-29.4%
Operating Costs & Expenses	(212,754)	(196,789)	8.1%	(632,125)	(573,953)	10.1%
EBIT	60,149	93,449	-35.6%	173,839	211,691	-17.9%
EBITDA (IFRS)(1)	98,626	127,338	-22.5%	288,221	311,907	-7.6%
Financial Income (Expense)	(29,290)	(32,576)	-10.1%	(49,904)	(73,417)	-32.0%
Income Before Taxes	30,859	60,873	-49.3%	123,936	138,274	-10.4%
Net Income (IFRS)	19,744	39,104	-49.5%	79,132	91,861	-13.9%

CPFL SANTA CRUZ

	3Q16	3Q15	Var.	9M16	9M15	Var.
Gross Operating Revenue	150,478	183,012	-17.8%	454,599	542,901	-16.3%
Net Operating Revenue	96,429	105,121	-8.3%	276,054	324,805	-15.0%
Cost of Electric Power	(59,034)	(68,355)	-13.6%	(159,779)	(219,978)	-27.4%
Operating Costs & Expenses	(27,870)	(22,688)	22.8%	(83,871)	(66,185)	26.7%
EBIT	9,525	14,078	-32.3%	32,403	38,642	-16.1%
EBITDA (IFRS)(1)	14,221	16,858	-15.6%	46,302	48,542	-4.6%
Financial Income (Expense)	(1,995)	(3,937)	-49.3%	(7,661)	(1,808)	323.8%
Income Before Taxes	7,530	10,141	-25.8%	24,742	36,834	-32.8%
Net Income (IFRS)	4,739	6,461	-26.6%	17,209	24,563	-29.9%
Notes:
(1) EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result and depreciation/amortization;

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3Q16 Results | November 10, 2016

Summary of Income Statement by Distribution Company (R$ Thousands)

CPFL LESTE PAULISTA
	3Q16	3Q15	Var.	9M16	9M15	Var.
Gross Operating Revenue	46,235	55,058	-16.0%	133,837	149,566	-10.5%
Net Operating Revenue	30,770	32,546	-5.5%	84,743	89,922	-5.8%
Cost of Electric Power	(15,563)	(17,299)	-10.0%	(43,233)	(51,422)	-15.9%
Operating Costs & Expenses	(10,066)	(8,288)	21.4%	(28,219)	(23,596)	19.6%
EBIT	5,141	6,959	-26.1%	13,291	14,904	-10.8%
EBITDA (IFRS)(1)	6,883	7,922	-13.1%	18,468	18,725	-1.4%
Financial Income (Expense)	(997)	(2,241)	-55.5%	(4,016)	(2,537)	58.3%
Income Before Taxes	4,144	4,718	-12.2%	9,274	12,367	-25.0%
Net Income (IFRS)	2,666	3,109	-14.3%	6,485	7,887	-17.8%

CPFL SUL PAULISTA

	3Q16	3Q15	Var.	9M16	9M15	Var.
Gross Operating Revenue	58,890	72,299	-18.5%	181,510	203,171	-10.7%
Net Operating Revenue	37,406	39,506	-5.3%	110,922	114,669	-3.3%
Cost of Electric Power	(19,355)	(22,363)	-13.5%	(58,658)	(67,262)	-12.8%
Operating Costs & Expenses	(14,313)	(10,098)	41.7%	(39,013)	(29,860)	30.7%
EBIT	3,738	7,045	-46.9%	13,251	17,547	-24.5%
EBITDA (IFRS)(1)	6,087	8,231	-26.0%	20,197	21,602	-6.5%
Financial Income (Expense)	(961)	(2,949)	-67.4%	(4,229)	(2,798)	51.1%
Income Before Taxes	2,777	4,096	-32.2%	9,022	14,749	-38.8%
Net Income (IFRS)	1,780	2,675	-33.5%	5,846	9,501	-38.5%

CPFL JAGUARI

	3Q16	3Q15	Var.	9M16	9M15	Var.
Gross Operating Revenue	56,277	74,204	-24.2%	181,639	210,442	-13.7%
Net Operating Revenue	32,183	37,241	-13.6%	101,721	110,018	-7.5%
Cost of Electric Power	(23,443)	(26,004)	-9.8%	(68,622)	(82,097)	-16.4%
Operating Costs & Expenses	(7,038)	(6,655)	5.8%	(19,906)	(18,911)	5.3%
EBIT	1,703	4,583	-62.8%	13,193	9,009	46.4%
EBITDA (IFRS)(1)	2,838	5,266	-46.1%	16,565	11,441	44.8%
Financial Income (Expense)	(579)	(3,186)	-81.8%	(2,688)	(5,804)	-53.7%
Income Before Taxes	1,124	1,397	-19.5%	10,505	3,205	227.7%
Net Income (IFRS)	565	796	-29.0%	6,422	1,687	280.6%

CPFL MOCOCA

	3Q16	3Q15	Var.	9M16	9M15	Var.
Gross Operating Revenue	32,800	41,603	-21.2%	99,337	111,224	-10.7%
Net Operating Revenue	21,088	25,008	-15.7%	61,853	66,375	-6.8%
Cost of Electric Power	(10,357)	(11,682)	-11.3%	(29,988)	(34,672)	-13.5%
Operating Costs & Expenses	(6,892)	(9,422)	-26.9%	(19,953)	(21,362)	-6.6%
EBIT	3,839	3,904	-1.7%	11,912	10,340	15.2%
EBITDA (IFRS)(1)	5,186	4,625	12.1%	15,892	12,775	24.4%
Financial Income (Expense)	(784)	(2,814)	-72.1%	(3,265)	(3,897)	-16.2%
Income Before Taxes	3,055	1,090	180.4%	8,647	6,443	34.2%
Net Income (IFRS)	1,966	696	182.4%	5,905	4,086	44.5%
Notes:
(1) EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result and depreciation/amortization;

Página 71 de 73

3Q16 Results | November 10, 2016

11.13) Sales within the Concession Area by Distributor (In GWh)

CPFL Paulista

	3Q16	3Q15	Var.	9M16	9M15	Var.
Residential	2,069	2,070	-0.1%	6,650	6,677	-0.4%
Industrial	2,691	2,696	-0.2%	7,910	8,262	-4.3%
Commercial	1,229	1,290	-4.7%	4,075	4,223	-3.5%
Others	1,084	1,046	3.7%	3,102	3,058	1.4%
Total	7,073	7,101	-0.4%	21,737	22,220	-2.2%

CPFL Piratininga

	3Q16	3Q15	Var.	9M16	9M15	Var.
Residential	855	900	-5.1%	2,840	2,960	-4.1%
Industrial	1,564	1,813	-13.8%	4,743	5,633	-15.8%
Commercial	549	558	-1.5%	1,800	1,811	-0.6%
Others	271	270	0.3%	830	828	0.2%
Total	3,238	3,541	-8.6%	10,212	11,232	-9.1%

RGE

	3Q16	3Q15	Var.	9M16	9M15	Var.
Residential	646	608	6.3%	1,960	1,866	5.1%
Industrial	855	845	1.2%	2,459	2,545	-3.4%
Commercial	317	320	-1.0%	1,044	1,072	-2.6%
Others	660	642	2.7%	2,076	2,011	3.3%
Total	2,477	2,415	2.6%	7,539	7,494	0.6%

CPFL Santa Cruz

	3Q16	3Q15	Var.	9M16	9M15	Var.
Residential	85	84	1.1%	266	264	0.9%
Industrial	52	55	-7.1%	157	169	-7.0%
Commercial	35	37	-5.2%	118	123	-3.8%
Others	91	88	3.3%	265	262	1.3%
Total	262	264	-0.7%	806	817	-1.3%

CPFL Jaguari

	3Q16	3Q15	Var.	9M16	9M15	Var.
Residential	21	21	3.3%	67	66	1.3%
Industrial	94	94	0.4%	288	286	0.7%
Commercial	12	11	5.4%	38	38	1.4%
Others	9	9	1.0%	28	28	1.5%
Total	137	135	1.3%	421	418	0.9%

CPFL Mococa

	3Q16	3Q15	Var.	9M16	9M15	Var.
Residential	18	18	1.2%	56	56	0.8%
Industrial	16	15	12.1%	48	45	6.0%
Commercial	7	7	-5.6%	23	24	-4.6%
Others	17	16	1.8%	46	45	1.7%
Total	58	56	3.3%	173	170	1.7%

CPFL Leste Paulista

	3Q16	3Q15	Var.	9M16	9M15	Var.
Residential	25	24	1.9%	75	74	0.6%
Industrial	21	19	11.4%	63	57	9.5%
Commercial	10	10	-1.4%	33	33	-1.6%
Others	35	34	1.7%	85	83	1.6%
Total	91	88	3.5%	255	248	2.7%

CPFL Sul Paulista

	3Q16	3Q15	Var.	9M16	9M15	Var.
Residential	36	35	1.6%	109	108	0.5%
Industrial	46	76	-40.1%	139	233	-40.2%
Commercial	13	13	-4.2%	42	44	-3.7%
Others	23	23	-2.5%	69	70	-1.2%
Total	117	148	-21.1%	359	455	-21.0%

Página 72 de 73

3Q16 Results | November 10, 2016

11.14) Sales to the Captive Market by Distributor (in GWh)

CPFL Paulista

	3Q16	3Q15	Var.	9M16	9M15	Var.
Residential	2,069	2,070	-0.1%	6,650	6,677	-0.4%
Industrial	811	930	-12.7%	2,553	2,870	-11.0%
Commercial	1,073	1,162	-7.7%	3,619	3,810	-5.0%
Others	1,054	1,015	3.8%	3,004	2,962	1.4%
Total	5,006	5,177	-3.3%	15,827	16,319	-3.0%

CPFL Piratininga

	3Q16	3Q15	Var.	9M16	9M15	Var.
Residential	855	900	-5.1%	2,840	2,960	-4.1%
Industrial	429	512	-16.2%	1,352	1,570	-13.9%
Commercial	475	499	-4.7%	1,586	1,615	-1.8%
Others	247	260	-4.9%	782	793	-1.4%
Total	2,006	2,171	-7.6%	6,560	6,939	-5.5%

RGE

	3Q16	3Q15	Var.	9M16	9M15	Var.
Residential	646	608	6.3%	1,960	1,866	5.1%
Industrial	351	379	-7.6%	1,061	1,153	-8.0%
Commercial	298	307	-2.8%	988	1,015	-2.6%
Others	659	642	2.6%	2,076	2,011	3.2%
Total	1,954	1,936	0.9%	6,085	6,044	0.7%

CPFL Santa Cruz

	3Q16	3Q15	Var.	9M16	9M15	Var.
Residential	85	84	1.1%	266	264	0.9%
Industrial	36	44	-19.0%	117	135	-13.6%
Commercial	35	37	-5.7%	117	122	-4.0%
Others	91	88	3.3%	265	262	1.3%
Total	246	253	-2.6%	765	783	-2.2%

CPFL Jaguari

	3Q16	3Q15	Var.	9M16	9M15	Var.
Residential	21	21	3.3%	67	66	1.3%
Industrial	70	77	-8.6%	212	235	-9.4%
Commercial	12	11	5.4%	38	38	1.4%
Others	9	9	1.0%	28	28	1.5%
Total	113	118	-4.4%	346	366	-5.6%

CPFL Mococa

	3Q16	3Q15	Var.	9M16	9M15	Var.
Residential	18	18	1.2%	56	56	0.8%
Industrial	9	9	7.6%	27	27	0.9%
Commercial	7	7	-5.6%	23	24	-4.6%
Others	17	16	1.8%	46	45	1.7%
Total	51	51	1.5%	152	151	0.2%

CPFL Leste Paulista

	3Q16	3Q15	Var.	9M16	9M15	Var.
Residential	25	24	1.9%	75	74	0.6%
Industrial	7	7	7.2%	21	21	-0.8%
Commercial	10	10	-1.4%	33	33	-1.6%
Others	35	34	1.7%	85	83	1.6%
Total	77	76	1.9%	213	212	0.5%

CPFL Sul Paulista

	3Q16	3Q15	Var.	9M16	9M15	Var.
Residential	36	35	1.6%	109	108	0.5%
Industrial	24	24	-0.8%	72	72	-0.6%
Commercial	13	13	-4.2%	42	44	-3.7%
Others	23	23	-2.5%	69	70	-1.2%
Total	95	96	-0.8%	292	294	-0.8%

Página 73 de 73

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 11, 2016

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.